CapitaLand

CapitaLand Limited
168 Robinson Road #30-01 Capital Tower Singapore 068912
Tel: 65 6823 3200 Fax: 65 6820 2202
Website: www.capitaland.com

82-4507

12 April 2005

Via Courier

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W., Room 3099
Office of International Corporate Finance
Mail Stop 3-2
Washington, D.C. 20549

Attn: Mr Elliot Staffin

Dear Sirs

CAPITALAND LIMITED
- AMERICAN DEPOSITORY RECEIPTS PROGRAM
(EXEMPTION NUMBER: 82-4507)

1 In compliance with the reporting exemption granted under Rule 12g3-2(b), we enclose copies of the announcements and press releases issued by CapitaLand Limited from 1 March 2005 till 31 March 2005, for your information and file record please.

2 Please do not hesitate to contact the undersigned @ Tel: 68233512 or Zuriana @ Tel: 68233516 if you need further assistance.

Yours faithfully

Ng Chooi Peng
Secretariat Manager

Encs.

s/sec/adr/2005/adrltr-march.doc

List of Information Made Public, Filed with the Singapore Exchange Securities Trading Limited (SGX-ST) or Distributed to Security Holders by CapitaLand Limited

Name of Report or Announcement	Date Made Public, Filed or Distributed	Source of Requirement
News release by CapitaLand Limited – "CapitaLand acquires 90% stake in Ghim Li Property"	1 March 2005	For Public Relations Purposes
Announcement by CapitaLand Limited – "Completion of acquisition of shares in six project companies in China"	1 March 2005	SGX-ST Listing Manual
Announcement by Raffles Holdings Limited – "Incorporation of a new subsidiary"	2 March 2005	For Public Relations Purposes
News Release by Raffles Holdings Limited – "Raffles International expands into Estonia with new hotel contract"	2 March 2005	For Public Relations Purposes
Announcement by CapitaLand Limited – "Establishment of indirect wholly-owned subsidiary, CapitaLand China Fund Management Pte. Ltd."	2 March 2005	SGX-ST Listing Manual
Announcement and news release by CapitaLand Limited – "Purchase of office property in Beijing, China" and "CapitaLand signs agreement to acquire office property in Beijing"	7 March 2005	SGX-ST Listing Manual and For Public Relations Purposes
News release by The Ascott Group Limited – "Ascott increases leading presence in Bangkok's CBD, secures management of a prime serviced residence"	8 March 2005	For Public Relations Purposes
Announcement by CapitaLand Limited – "Establishment of indirect wholly-owned subsidiary, Hua Lei Holdings Pte. Ltd."	9 March 2005	SGX-ST Listing Manual
Announcement by Raffles Holdings Limited – "Incorporation of a New Subsidiary – Clarification"	11 March 2005	For Public Relations Purposes
Announcement by CapitaLand Limited – "Establishment of indirect wholly-owned subsidiary, CapitaRetail Beijing Anzhen Real Estate Co., Ltd."	16 March 2005	SGX-ST Listing Manual
Announcement by CapitaLand Limited – "Divestment of Heliconia Investment Private Limited"	17 March 2005	SGX-ST Listing Manual
Announcement by Australand Property Group – "Australand and CUB Rescind Kent Brewery Arrangements"	17 March 2005	For Public Relations Purposes
Announcements by The Ascott Group Limited – "Notice of Annual General Meeting" and "Letter to Shareholders"	18 March 2005	For Public Relations Purposes
Announcement by Australand Property Group – "Australand Declares March 2005 Quarter Dividend/Distribution"	18 March 2005	For Public Relations Purposes

Name of Report or Announcement	Date Made Public, Filed or Distributed	Source of Requirement
Announcement by The Ascott Group Limited – "Dissolution of Dormant Subsidiaries"	22 March 2005	For Public Relations Purposes
Announcement by Australand Property Group – "Notice of Annual and General Meetings"	23 March 2005	For Public Relations Purposes
Announcements by CapitaLand Limited (a) Notice of Annual General Meeting (b) Notice of Books Closure and Dividend Payment Date	24 March 2005	SGX-ST Listing Manual
Announcement by CapitaLand Limited – "Establishment of indirect wholly-owned subsidiary, CapitaLand Retail Japan Investments Pte. Ltd."	30 March 2005	SGX-ST Listing Manual
Announcement by CapitaMall Trust Management Pte Ltd – "Appointment of Deputy Chief Executive Officer"	30 March 2005	For Public Relations Purposes
Announcement by Raffles Holdings Limited (a) Notice of Annual General Meeting (b) Interested Person Transactions Renewal Letter	30 March 2005	For Public Relations Purposes
Announcement by CapitaLand Limited – "Incorporation of a new subsidiary, PREMAS (Middle East) Pte. Ltd."	31 March 2005	SGX-ST Listing Manual

CapitaLand

For immediate release
1 March 2005

NEWS RELEASE

CapitaLand acquires 90% stake in Ghim Li Property

To develop riverfront residential site in Tanjong Rhu in 2005

Singapore, 1 March 2005 – CapitaLand has completed an agreement to acquire a 90% equity stake in Ghim Li Property Pte Ltd by subscribing for 900,000 ordinary shares at S$1 each in the company, for cash at par. With the completion of this agreement, Ghim Li Property is now a 90% owned indirect subsidiary of CapitaLand. The remaining 10% stake will be held by Ghim Li Holdings Co. Pte Ltd, a garment and textile company.

Ghim Li Property is a single asset company that owns a 6,519 square metre site located in Tanjong Rhu. CapitaLand's cost of acquisition at S$46.7 million is based on the net tangible asset of Ghim Li Property (which is the underlying site valued at S$51.9 million) and CapitaLand's proportionate shareholding. The site was converted from industrial to residential use with a plot ratio of 2.8, and the lease was upgraded to a fresh tenure of 99 years. CapitaLand plans to build a riverfront condominium on the site.

Mr Liew Mun Leong, President & CEO of CapitaLand Group, said: "The acquisition of this site will add to our pipeline of leasehold developments. We recently launched two leasehold projects, namely Varsity Park Condominium and Citylights. This new site is not only well-located in the popular Tanjong Rhu residential estate, but also well-served by nearby MRT connections and recreational facilities. We will transform it into a beautiful riverfront condominium."

Ms Patricia Chia, CEO of CapitaLand Residential Singapore, said: "We will build about 150 homes on the site, with a good mix of two- to four-bedroom apartment types. The

majority of these units will have scenic views of the Kallang Basin. Residents will also enjoy a range of recreational facilities which will be located both at the sky terrace deck, as well as at the beautifully landscaped grounds. The condominium is tailored for homebuyers who appreciate living in the East Coast area. Conveniently located, it is a short walk from the proposed Circle Line MRT station at Stadium Boulevard/Old Airport Road, and a five-minute drive to the Central Business District. The development is slated for launch this year."

Located at Kampong Kayu Road in Tanjong Rhu, the site is in a predominantly residential neighbourhood. Residents will enjoy the recreational facilities, water-sports and amenities in the East Coast area. Nearby schools include Dunman High School and Chung Cheng High School.

About CapitaLand Limited

CapitaLand is one of the largest listed property companies in Asia. Headquartered in Singapore, the multinational company's core businesses in property, hospitality, property services and real estate financial services are focused in gateway cities in Asia, Australia and Europe. The company's property and hospitality portfolio spans 88 cities in 29 countries. CapitaLand also leverages on its significant real estate asset base and market knowledge to develop fee-based products and services in Singapore and the region.

The listed subsidiaries and associates of CapitaLand include Raffles Holdings, The Ascott Group, CapitaMall Trust, CapitaCommercial Trust and Australand Property Group, which is listed both in Singapore and Australia.

Kindly visit www.capitaland.com for more details.

Issued by: **CapitaLand Limited** *(Co. Regn: 198900036N)*
Date: **1 March 2005**

Analyst contact:
Harold Woo, Investor Relations
Tel: +65 6823 3210
Email: harold.woo@capitaland.com.sg

Media contact:
Nicole Neo, Corporate Communications
Tel: +65 6823 3218
Email: nicole.neo@capitaland.com.sg

CAPITALAND LIMITED (REGN. NO: 198900036N)

COMPLETION OF ACQUISITION OF SHARES IN SIX PROJECT COMPANIES IN CHINA

Further to its announcement of 23 December 2004, CapitaLand Limited (the "Company") is pleased to announce that its indirect wholly-owned subsidiary, CapitaRetail China Investments Pte. Ltd., has completed its acquisition of 51% of the shares in each of the following project companies: Chongqing Zhongshan Huihua Investment Co., Ltd. (重庆中山辉华实业有限公司), Hunan SZITIC Commercial Property Development Co., Ltd. (湖南深国投商用置业发展有限公司), Maoming City SZITIC Commercial Property Co., Ltd. (茂名市深国投商用置业有限公司), Foshan City Nanhai SZITIC Commercial Property Co., Ltd. (佛山市南海深国投商用置业有限公司), Wuhu SZITIC Commercial Property Co., Ltd. (芜湖深国投商用置业有限公司) and Zhangzhou SZITIC Commercial Property Co., Ltd. (漳州深国投商用置业有限公司) (collectively, the "Project Companies"). Accordingly, the Project Companies are now indirect subsidiaries of the Company.

By Order of the Board

Tan Wah Nam
Company Secretary
1 March 2005

Raffles HOLDINGS
A Member of CapitaLand

RAFFLES HOLDINGS LIMITED (Regn. No. 199506093G)

Incorporation of a new Subsidiary

Raffles Holdings Limited (the "Company") is pleased to announce that the Company has incorporated the following indirect wholly-owned subsidiary:-

Name of subsidiary	:	Osaühing Evans Kinnisvara
Principal Activities	:	Real estate transactions and catering.
Paid-in share capital	:	EEK40,000/-
Place of Incorporation	:	Estonia
Director	:	Mr Meinhard Huck

By Order of the Board

Emily Chin
Company Secretary
2 March 2005

Raffles HOLDINGS
A Member of CapitaLand

NEWS RELEASE

For More Information, please contact:
Goh Kah Lin
(65) 6430-1366
goh.kahlin@raffles.com

Raffles International Limited
(Regn. No.: 198903239E)
2 Stamford Road #06-01
Raffles City Convention Centre
Singapore 178882

Tel: (65) 6339 8377
Fax: (65) 6339 1713
ril@raffles.com

Raffles Hotels & Resorts

Bali
Beverly Hills
Bintan
Canouan Is., Caribbean
French Polynesia
Hamburg
Mallorca
Montreux
Phnom Penh
Phuket
Siem Reap
Singapore

Swissotel Hotels & Resorts

Amsterdam
Bangkok
Basel
Beijing
Berlin
Bursa
Chicago
Düsseldorf
Estonia
Geneva
Göcek
Izmir
Istanbul
Lima
London
Moscow
New York
Osaka
Quito
Shanghai
Singapore
Sydney
Zürich

RAFFLES INTERNATIONAL EXPANDS INTO ESTONIA WITH NEW HOTEL CONTRACT

SINGAPORE, 2 MARCH 2005 – Raffles Holdings Limited, through its Estonian subsidiary Osaühing Evans Kinnisvara, has sealed an agreement with Tornimäe Hotel Ltd to operate a new hotel development in Tallinn, Estonia. This is the second hotel contract in Eastern Europe for Raffles International, the hotel management arm of Raffles Holdings, after securing its first agreement to manage a hotel in Moscow last year. Targeted for opening in early 2007, the 239-room hotel to be named Swissôtel Tallinn Estonia, is the latest addition to Raffles International's portfolio, growing the company's global footprint to 39 hotels and resorts in 20 countries in 34 destinations. Under the terms of the agreement, Raffles International will manage the deluxe hotel under the Swissôtel brand.

Located within the Baltic Sea Region (see enclosed location map), Estonia is one of the fastest growing economies and is forecasting strong GDP growth for the next two years. Over the recent years, its capital city, Tallinn, has developed into an important banking and

commercial hub, linking Russia and the Scandinavian and Baltic countries. Since the Old Town of Tallinn was awarded the UNESCO world heritage status in 1997 for its rich history and medieval architecture, Tallinn has further flourished into a popular leisure destination. It saw an increase in total visitation of 70% between 1998 and 2003 and was listed as one of the ***"Fifty Most Romantic Places on Earth"*** in Travel and Leisure magazine in 2001. Today, it is a modern city with tall buildings, large shopping malls, a newly renovated airport, and an ever-growing cargo and passenger port. The city also has a fast developing convention and conference industry with sixty percent of conferences held in Estonia taking place in Tallinn.

The 239-room, 28-storey Swissôtel Tallinn, Estonia is conveniently situated in a prime city location commonly known as the "Wall Street of Tallinn", between Tartu and Raväla Street. The hotel is within 15 minutes' walk from the Old Town known for its cobblestone streets, 10-15 minutes from the airport via the Tartu road, 10 minutes from the passenger harbour and 15 minutes from the central railway station. Swissôtel Tallinn Estonia, will be part of a multi-complex comprising apartments and shopping centres. Upon completion in early 2007, it will be Tallinn's tallest building, boasting impressive views over the city from the hotel's top floor. Hotel facilities include 2,500 square metres of conference and meeting facilities, food and beverage outlets, three executive floors, and a health club.

Ms Leong Wai Leng, Deputy Chief Executive Officer, Raffles Holdings and CEO, Raffles International said, "We are pleased to partner EKE Invest Ltd, a reputable real estate developer in Estonia to operate the Swissôtel Tallinn, Estonia. The deal marks Raffles International's second hotel management contract in Eastern Europe, after Swissôtel Krasnye Holmy Moscow, which is scheduled to open in 2005. It also offers us the excellent opportunity to strengthen our presence in Eastern Europe, widely recognised as one of the world's fastest growing market for tourism and business today."

Mr Rein Tiik, Chief Executive Officer, EKE Invest Ltd commented, "Since our initial discussions with Raffles International, we have been impressed with the company's expertise in hotel management and strength in brand marketing. We are delighted to enter into this partnership with Raffles International to operate the first deluxe business hotel in Tallinn to tap into the growing business market in Estonia. We are confident that under

the partnership, we will be able to make Swissôtel Tallinn Estonia, a choice hotel for business and leisure travellers."

Tornimäe Hotel Ltd is a 100% subsidiary of EKE Invest Ltd, one of the major real estate developers in Estonia. EKE Invest Ltd, through its subsidiaries and related entities, is active in SPA and related accommodation services and investment consultancy, and production and sales of construction materials.

About Raffles Holdings Limited & Raffles International Limited

(www.rafflesholdings.com and www.rafflesinternational.com)

Raffles Holdings Limited is a hospitality company listed on the Singapore Exchange Securities Trading Limited. It is headquartered in Singapore and has an approximate 12,000-room portfolio comprising hotels and resorts in 34 destinations across Asia, Australia, Europe, North America and South America.

Raffles International Limited is the hotel management arm of Raffles Holdings Limited and is a name well respected in the industry for its standards of quality and award-winning concepts. Raffles International markets its hotels and resorts under two brands -- Raffles Hotels & Resorts and Swissôtel Hotels & Resorts.

Swissôtel Hotels & Resorts (www.swissotel.com) is a distinctive group of deluxe hotels for today's discerning modern business and leisure traveller. It combines individual, modern and functional design with local character and renowned standards of Swiss hospitality, service efficiency and product quality. Located in gateway destinations and city centres, the hotels offer convenient access to business and shopping districts and local attractions. Many of the 26 hotels in Swissôtel's worldwide portfolio have won prestigious awards and accolades.

Raffles Hotels & Resorts (www.raffles.com) is a collection of 13 luxury hotels located in major cities around the globe and distinguishes itself by the highest standards of products and services. Each hotel is a landmark in its respective city and most are positioned at the top of their local markets. The collection of legendary hotels includes Raffles Hotel and Raffles The Plaza in Singapore, Raffles Grand Hotel d'Angkor, Siem Reap, Cambodia, Raffles Hotel Le Royal, Phnom Penh, Cambodia, Raffles L'Ermitage Beverly Hills in the

US, Raffles Resort Canouan Island, The Grenadines, Raffles Hotel Vier Jahreszeiten, Hamburg, Germany and Raffles Le Montreux Palace, Montreux, Switzerland.

About CapitaLand Limited (www.capitaland.com)

CapitaLand is one of the largest listed property companies in Asia. Headquartered in Singapore, the multinational company's core businesses in property, hospitality, property services and real estate financial services are focused in key cities in Asia, Australia, Europe and the Americas.

The company's property and hospitality portfolio spans more than 80 cities around the world. CapitaLand also leverages on its significant real estate asset base and market knowledge to develop fee-based products and services in Singapore and the region.

The listed subsidiaries and associates of CapitaLand include Raffles Holdings, The Ascott Group, CapitaMall Trust, CapitaCommercial Trust and Australand Property Group, which is listed both in Singapore and Australia.

For More Information, please contact:

Goh Kah Lin
Manager
Corporate & Marketing
Communications
Raffles International Ltd
(Regn No. 198903239E)
Tel: (65) 6430-1366
Fax: (65) 6339-1713
Email: goh.kahlin@raffles.com

Beatrice Ganter
Director, Marketing Communications
Europe, Middle East & Mediterranean
Raffles International Ltd
(Regn No. 198903239E)
Tel: (41) 1 317-3370
Fax: (41) 1 317-3355
Email: beatrice.ganter@raffles.com

Visit our websites:
www.raffles.com
www.swissotel.com
www.rafflesinternational.com
www.rafflesholdings.com

For high resolution images, please visit our Private Digital Library:
http://www.leonardo.com/raffles/

Raffles International markets its hotels and resorts under two brands:

Raffles Hotels & Resorts www.raffles.com
swissôtel Hotels & Resorts www.swissotel.com

Raffles International manages hotels and resorts under Raffles and Swissôtel brands.
Asia • Australia • Europe • North America • South America

Location Map of Estonia


SWEDEN
Gulf of Bothnia
ITÄ-SUOMI
MapPoint
FINLAND
Petrozavodsk
Ljusdal
Bollnäs
Hudiksvall
Tampere
Savonlinna
Vytegra
Pori
Priozërsk
Falun
Gävle
Vyborg
Turku
St. Petersburg
Avesta
Kotka
Västerås
Helsinki
Narva
Stockholm
Tallinn
RUSSIA
Slantsy
Novgorod
ESTONIA
Linköping
Kuressaare
Pskov
Visby
Valka
Valmiera
Torzhok
Vetlanda
Ventspils
Lavry
PSKOV
TVER
Kalmar
Liepāja
LATVIA
Karlskrona
Plungė
Šiauliai
Daugavpils
Velikiye Luki
Baltic Sea
LITHUANIA
Yartsevo
Kaliningrad
Vilnius
BELARUS
©2005 Microsoft Corp.

Raffles Hotels & Resorts

- Raffles Hotel, Singapore
- Raffles The Plaza, Singapore
- Raffles Grand Hotel d'Angkor, Siem Reap, Cambodia
- Raffles Hotel Le Royal, Phnom Penh, Cambodia
- Raffles Hotel Vier Jahreszeiten, Hamburg, Germany
- Raffles L'Ermitage Beverly Hills, California, USA
- Raffles Le Montreux Palace, Montreux, Switzerland
- Raffles Resort Canouan Island, The Grenadines

Under development

- Raffles Resort Phuket Thailand (target opening 2007)
- Raffles Resort Bali at Jimbaran, Indonesia
- Raffles Resort Bintan, Indonesia
- Raffles Resort Mallorca at Collinas d'Es Trenc, Spain
- Raffles Resort Taimana Tahaa, French Polynesia (target opening July 2007)

Swissôtel Hotels & Resorts

- Swissôtel Beijing Hong Kong Macau Centre, People's Republic of China
- Swissôtel Nankai Osaka, Japan
- Swissôtel Merchant Court, Singapore
- Swissôtel Le Concorde, Bangkok, Thailand
- Swissôtel Nai Lert Park, Bangkok, Thailand
- Swissôtel The Stamford, Singapore
- Swissôtel Sydney on Market Street, Australia
- Swissôtel Chicago, USA
- Swissôtel The Drake, New York, USA
- Swissôtel Quito, Ecuador
- Swissôtel Lima, Peru

Under development

- Swissôtel Grand, Shanghai, People's Republic of China (target opening 2007)
- Swissôtel Tallinn, Estonia (target opening 2007)

- Swissôtel Amsterdam, The Netherlands
- Swissôtel Le Plaza Basel, Switzerland
- Swissôtel Berlin, Germany
- Swissôtel Düsseldorf/Neuss, Germany
- Swissôtel The Howard, London, UK
- Swissôtel Metropole, Geneva, Switzerland
- Swissôtel Zurich, Switzerland
- Swissôtel Göcek, Marina & Spa Resort, Turkey
- Swissôtel The Bosphorus, Istanbul, Turkey
- Celik Palas Bursa, Turkey *

Under development

- Swissôtel Krasnye Holmy Moscow (target opening 2005)
- Swissôtel The Celik Palas, Bursa, Turkey* (target opening 2007)
- Swissôtel The Grand Hotel Efes, Izmir, Turkey (target opening 2007)

* Swissôtel The Celik Palas Bursa is at present under development. During this development period, Raffles International will manage the existing Celik Palas Bursa.

CAPITALAND LIMITED (REGN. NO.: 198900036N)

ESTABLISHMENT OF INDIRECT WHOLLY-OWNED SUBSIDIARY, CAPITALAND CHINA FUND MANAGEMENT PTE. LTD.

CapitaLand Limited ("CapitaLand") wishes to announce the establishment of the following indirect wholly-owned subsidiary incorporated in Singapore:-

Name	:	CapitaLand China Fund Management Pte. Ltd. ("CCFM")
Principal Activity	:	Management of real estate related investment projects
Authorised Share Capital	:	S$100,000 divided into 100,000 ordinary shares of S$1 each
Issued and Paid-up Share Capital	:	S$1 comprising 1 ordinary share of S$1

CCFM is a wholly-owned subsidiary of CapitaLand RECM Pte. Ltd., itself an indirect wholly-owned subsidiary of CapitaLand.

By Order of the Board

Tan Wah Nam
Company Secretary
2 March 2005

CAPITALAND LIMITED (REGN. NO.: 198900036N)

PURCHASE OF OFFICE PROPERTY IN BEIJING, CHINA

CapitaLand Limited (the "Company") wishes to announce that CapitaLand Commercial and Integrated Development Limited ("CCID"), a wholly-owned subsidiary of the Company, has formed a private investment trust to enter into a sale and purchase agreement (the "Agreement") with Beijing Bloomage Holyland Real Estate Development Co., Ltd. (the "Seller") to purchase two office towers for a cash consideration of RMB1.837 billion (approximately S$362 million). The purchase is conditional upon, *inter alia*, the receipt of all relevant governmental approvals.

The Property

The two office towers (the "Property") is part of a larger commercial complex located along Jianguomenwai Avenue facing the China World Trade Office Towers and Hotel, in the heart of Beijing's central business district. The Property comprises 34 floors and 106,303 square metres above-ground office space and 330 car park lots. The Property is currently under construction which is scheduled for completion in early 2006. The Company will take over the finishing works for the Property and will be making necessary modifications to the Property for it to better cater to major international companies. On completion of construction, the Property will boast one of the largest floor plates of 3,300 square metres in Beijing.

Purchase Price

The purchase price of RMB1.837 billion was arrived at on a willing-buyer, willing-seller basis. The purchase price will be paid in cash over eight installments between 2005 and 2008, subject to the progress of the construction of the Property and the date on which the temporary occupation permit is obtained for the Property.

The purchase will be funded from internal resources, external borrowings and other sources of funds.

Rationale for the Transaction

The purchase is in line with the Company's proposed plan to grow its presence in China's capital city, adding to its current residential, retail and hospitality businesses there. The demand for well-located quality commercial developments will increase in tandem with China's steady economic growth, improving city infrastructure and continuing deregulation in various sectors under WTO commitments. The Property is well-positioned to cater to the expanding network of MNCs and international companies in Beijing.

Financial Effects of the Transaction

Based on the audited consolidated accounts of the Company for the financial year ended 31 December 2004 (being the latest available audited consolidated financial statements of the Company), assuming that the Company had acquired the Property on 1 January 2004, the purchase would not have had any material impact on the value of the net tangible assets or earnings per share of the CapitaLand Group. The purchase will also not have a material impact on the earnings per share or the net tangible assets per share of the CapitaLand Group for the financial year ending 31 December 2005.

Interests of Directors and Controlling Shareholders

None of the Directors or controlling shareholders of the Company has any interest in the transaction.

Document Available for Inspection

A copy of the Agreement is available for inspection during normal business hours at the registered office of the Company at 168 Robinson Road #30-01 Capital Tower, Singapore 068912 for a period of 3 months commencing from the date of this announcement.

By Order of the Board

Tan Wah Nam
Company Secretary
7 March 2005

CapitaLand

For Immediate Release
7 March 2005

NEWS RELEASE

CapitaLand signs agreement to acquire office property in Beijing

Building to be CapitaLand's flagship office when completed in 2006

Singapore, 7 March 2005 - CapitaLand has signed a sale and purchase agreement to acquire a Grade A office property in one of the most prestigious locations in Beijing's core central business district (CBD) for RMB1.837 billion (about S$362 million). The property is located along Jianguomenwai Avenue, facing the China World Office Towers and Hotel. Jianguomenwai Avenue is an extension of the famed Changan Avenue where the Forbidden City, China National Theatre, Zhongnanhai (seat of the Beijing government) and numerous central government ministries are located.

The property comprises two 34-storey office towers with 106,303 square metres of office space and 330 car park lots. These two office towers are part of a larger commercial complex which is currently under construction. CapitaLand will take over the finishing works for the property and will be making necessary modifications to better cater to major international companies. On completion in early 2006, the property will boast one of the largest floor plates of 3,300 square metres in Beijing.

Mr Liew Mun Leong, President & CEO of CapitaLand, said: "This property is at one of the most prestigious office addresses in Beijing, much like the Raffles Place CBD in Singapore. Situated in one of the best CBD locations, this property can be readily marketed to top international companies. Our unique advantage is the ability to make the necessary modifications to cater to the desired requirements of the multinational clientele. This acquisition is also in line with our proposed plan to grow our presence in China's capital city, adding to our current residential, retail and hospitality businesses there. Some of our projects in Beijing include the Ascott Beijing, the award-winning La Forêt condominium project, and a second residential development in Chaoyang District to be launched later this year, and the recently acquired prime mixed development site in Dongcheng District. The two office towers are expected to be CapitaLand's flagship office project in Beijing when completed in 2006."

Mr Lim Ming Yan, CEO of CapitaLand China, added: "Currently, there is limited supply of international Grade A office space in prime CBD locations. With strong economic growth in China and deregulation in sectors like IT, telecommunications and financial services, we expect growing demand for office space by MNCs in Beijing. Prime international Grade A office buildings have been doing well both in terms of occupancy and rental. When completed, we are confident that this office property, with its excellent location, international Grade A quality and large floor plates, will be well-positioned to cater to the expanding network of MNCs in Beijing."

China continues to be a key growth driver for the CapitaLand Group as it continues to tap on opportunities in the property development, retail, real estate financial services and hospitality sectors. Currently, the Group has assets in the real estate (residential, office and retail) and hospitality (hotel and serviced residence) sectors in the key gateway cities in China, namely Beijing and Shanghai, and plans to build a similar portfolio in Guangzhou in the years ahead. On the financial services front, CapitaLand has established a US$61 million CapitaLand China Residential Fund targeting the mid and high end residential market in China. In addition, the Group recently secured a pipeline of 28 retail malls in China anchored by Wal-Mart and Beijing Hualian through co-operative agreements with Shenzhen International Trust & Investment Co., Ltd (SZITIC) and Beijing Hualian Group. By end 2005/early 2006, these S$730 million worth of properties will be operational, making them ideal assets for a China retail property fund with listing potential.

The above transaction is not expected to have any material impact on the net tangible assets or earnings per share of CapitaLand Group for the financial year ending 31 December 2005. None of the Directors or controlling shareholders of CapitaLand has any interest, direct or indirect, in the transaction described above.

About CapitaLand Group

CapitaLand is one of the largest listed property companies in Asia. Headquartered in Singapore, the multinational company's core businesses in property, hospitality, property services and real estate financial services are focused in gateway cities in Asia, Australia and Europe. The company's property and hospitality portfolio spans 88 cities in 30 countries. CapitaLand also leverages on its significant real estate asset base and market knowledge to develop fee-based products and services in Singapore and the region.

About CapitaLand China

CapitaLand China is an indirect wholly owned subsidiary of CapitaLand. Since 1994, CapitaLand China has been a developer of premier homes and quality commercial properties in China, with a total project value of over RMB 18 billion. To facilitate its growth in the country, CapitaLand China, after approval by the Chinese government, set up a wholly foreign-owned investment company in 2002.

Issued by: **CapitaLand Limited** *(Co. Regn: 198900036N)*
Date: **7 March 2005**

For more information, please contact:

Singapore

Media Contact
Julie Ong
Communications
DID : (65) 68233543
Julie.ong@capitaland.com.sg

Analyst Contact
Harold Woo
Equity Markets
DID : (65) 68233210
Harold.woo@capitaland.com.sg

China

Media Contact
Francis Li
Corporate Communications
DID: (86-21) 33114633 ext 8300
li.chengjie@capitaland.com.cn

THE ASCOTT GROUP
A Member of CapitaLand
THE ASCOTT GROUP LIMITED
(Regn. No: 197900881N)
N°8 Shenton Way
#13-01 Temasek Tower
Singapore 068811
Telephone
(65) 6 220 8222
Facsimile
(65) 6 227 2220
Website
www.the-ascott.com
A member of CapitaLand

March 8, 2005
For Immediate Release
Contact:

Ida Lim (65) 9628 8339
Lilian Goh (65) 9795 5225

NEWS RELEASE

Ascott Increases Leading Presence in Bangkok's CBD, Secures Management Of A Prime Serviced Residence

The Ascott Group, a leading international serviced residence company, has further increased its strong presence in Bangkok's CBD. It has secured the management of a prime serviced residence off Sathorn Road, the city's main financial district.

The property will be renovated and launched in July as Somerset Park Suanplu, with 243 stylish one to three bedroom suites, a swimming pool, gym, restaurants and landscaped gardens.

The residence is located in the prime CBD office area close to banks, financial institutions, large companies, embassies and international schools, and a 15 minute walk to the BTS Skytrain station. Ascott will manage the property for five years with the option to renew for another five.

The group is the largest international serviced residence operator in Bangkok with over 814 serviced apartments in four properties in the prime Sathorn and Sukhumvit areas. Somerset Park Suanplu will bring its portfolio to over 1,000 units in Bangkok.

Ascott operates over 13,800 serviced apartments in 40 cities in 17 countries across Asia Pacific and Europe. It is the serviced residence arm of CapitaLand Limited, one of Asia's largest listed property companies.

Ascott's chairman, Mr Lim Chin Beng, said: "Bangkok presents one of the most exciting serviced residence markets in Asia today. Thailand's GDP and FDI are expected to grow healthily over the next few years, and there is higher foreign business participation in major projects in the country. Suvarnabhumi international airport, which will open this year, will add to Bangkok's growing profile as a regional business and air hub."

- more -

Mr Liew Mun Leong, Ascott's deputy chairman and president and CEO of its parent company, CapitaLand Limited, said: "Bangkok is one of our gateway cities for the CapitaLand group in Asia as we steadily build our presence in the residential, hotel and serviced residence sectors.

"For Ascott, demand for serviced residences is rising as more multinational firms set up office in Bangkok and the number of corporate executives on assignment in the city increase. Ascott's strategy is to focus its growth in two central business hubs, Sathorn and Sukhumvit, and offer its multinational clients a wide range of serviced apartment choices at different price points, for their various staff and project budgets."

The upper-tier Somerset Park Suanplu, is a kilometre down Sathorn Road from the group's 177-unit luxury The Ascott Sathorn. In the Sukhumvit CBD area, the group operates the 152-unit Somerset Suwan Park View, 358-unit Somerset Lake Point and 127-unit Omni Tower.

Ascott's chief executive officer, Mr Cameron Ong, said: "Our residences are performing well in Bangkok. Our business proposition is relevant to companies who need their staff to be productive on overseas assignments. We provide corporate executives with a hassle-free, highly efficient and nurturing environment to live in, work and network successfully in the city."

He added that occupancies at Somerset Park Suanplu should rise quickly, once it is refurbished to the Somerset brand standards, and marketed to Ascott's customer base of international companies through its global sales and marketing network.

He said the management contract for Somerset Park Suanplu is in line with the group's strategy to increase its fee-based income as it expands its portfolio in key markets in Asia Pacific and Europe.

The management contract is not expected to have any material impact on the net tangible assets or earnings per share of the Ascott Group for the current financial year.

Issued by : The Ascott Group Limited Website: www.the-ascott.com
8 Shenton Way, #13-01 Temasek Tower, Singapore 068811

Date : March 8, 2005

For more information, please contact:

Ida Lim, VP, Investor Relations & Corporate Communications
Tel: (65) 6586 7230 Hp: (65) 9628 8339 Email: ida.lim@the-ascott.com

Lilian Goh, Manager
Tel: (65) 6586 7231 Hp: (65) 9795 5225 Email: lilian.goh@the-ascott.com

About Ascott's Other Serviced Residences in Bangkok

The Ascott Sathorn – 177 units
Located in Bangkok's prime CBD office area, the residence is one of the city's leading luxury-serviced residences. It is close to the Chong Nonsi and Surasak Skytrain stations, and the Silom and Sukhumvit shopping and entertainment districts. Facilities include a swimming pool, day spa, fitness centre, sauna and steam rooms, fine dining restaurants and a business centre. Units range from studio to three-bedroom suites.

Somerset Suwan Park View – 152 units
Centrally located on Wireless and Tonson roads, the residence is near embassies and the offices of major international companies. It is close to the Ploenchit Skytrain and 20-minutes' drive to Don Muang International Airport. Facilities include a swimming pool, gym, steam and sauna rooms, restaurants and a business centre. Units range from one to three-bedroom suites.

Somerset Lake Point – 358 units
Located in the trendy Sukhumvit district, the residence is near restaurants, entertainment spots and shopping centres. It is connected by a walkway to Asoke Skytrain station. Facilities include two swimming pools, restaurants and a business centre. Units range from studio to two-bedroom suites.

Omni Tower - 127 units
The residence is near the Sukhumvit shopping and entertainment strip. It is also close to the shopping districts of Chidlom, Rama I and Silom. Facilities include a swimming pool, business centre and gym. Units range from studio to two-bedroom suites.

About The Ascott Group

The Ascott Group is a leading international serviced residence company with 13,800 serviced residence units in the key cities of Europe and Asia Pacific.

Ascott's global presence spans 40 cities in 17 countries. These include London, Paris, Brussels, Berlin and Barcelona in Europe; Singapore, Bangkok, Hanoi, Kuala Lumpur, Tokyo, Seoul, Shanghai and Beijing in Asia; Sydney and Auckland in Australia/NZ; and Dubai in the Gulf region.

Through its marketing alliance with Equity Corporate Housing, the group also offers upper-tier serviced apartments throughout the US. Headquartered in Singapore, The Ascott Group pioneered the Asia Pacific's first branded luxury serviced residence in 1984. Today, it boasts a 21-year industry track record and serviced residence brands that enjoy recognition worldwide.

The group's flagship The Ascott luxury serviced residence brand projects an elegant lifestyle appealing to top executives. Its Somerset upper-tier brand offers stylish, contemporary living for senior to upper management executives. The mid-tier Citadines brand provides corporate executives with comfortable city residences.

Recent awards the group has clinched include the 2004 Business Traveller Best Serviced Residence Brand and Best Serviced Residence property in Asia Pacific awards. The group took the Number One position in the 2004 China's Top 100 Serviced Residences ranking for its eight properties in China. Ascott also won the 2004 Vietnam Economic Times' Best Service in Serviced Apartments awards in Hanoi and Ho Chi Minh City, and Best Annual Report and Best Operating & Financial Review awards at the 2004 Singapore Annual Report Awards.

Listed on the mainboard of the Singapore Exchange, Ascott is the serviced residence arm of CapitaLand Limited, one of Asia's largest listed property companies. Headquartered in Singapore, CapitaLand's core businesses in property, hospitality, property services and real estate financial services are focused in gateway cities in Asia, Australia and Europe. The company's hospitality businesses in hotels and serviced residences span more than 60 cities around the world.

For reservations on Ascott properties, call Central Reservations on (65) 6272-7272 or visit www.the-ascott.com

The Ascott Group - Serviced Residences In 40 Cities In 17 Countries

SOUTHEAST ASIA

Singapore
The Ascott Singapore
Somerset Bencoolen
Somerset Grand Cairnhill
Somerset Compass
Somerset Liang Court
Somerset Orchard

Indonesia
Jakarta
The Ascott Jakarta
Somerset Berlian
Somerset Grand Citra
Surabaya
Puri Darmo Serviced Residences
Somerset Surabaya

Malaysia
Kuala Lumpur
The Ascott Kuala Lumpur
Somerset Bukit Ceylon, opening Q4 2005
Kuching
Somerset Gateway

Thailand
Bangkok
The Ascott Sathorn, Bangkok
Somerset Lake Point
Somerset Park Suanplu
Somerset Suwan Park View
Omni Tower

Vietnam
Hanoi
Somerset Grand Hanoi
Somerset West Lake
Ho Chi Minh City
Somerset Chancellor Court
Somerset Ho Chi Minh City

Philippines
Manila
Somerset Millennium
Somerset Olympia
Somerset Salcedo

NORTH ASIA

China
Beijing
The Ascott Beijing
Somerset Grand Fortune Garden
Luxury Serviced Residence
Dalian
Somerset Harbour Court
Guangzhou
The Ascott Guangzhou, opening 2007/8
Shanghai
The Ascott Pudong
Somerset Grand Shanghai
Somerset Xu Hui
Citadines Jinqiao, opening Q3 2005
Suzhou
Somerset Chongrui, opening 2006
Tianjin
Somerset Olympic Tower

Japan
Tokyo
Somerset Azabu East
Somerset Roppongi

South Korea
Seoul
Somerset Palace, opening Q2 2005

AUSTRALIA / NEW ZEALAND

Australia
Sydney
Somerset Darling Harbour
Somerset North Ryde
Oakford City West
Melbourne
Somerset Botanic Gardens
Somerset Gordon Place
Somerset on Elizabeth
Oakford Gordon Towers
Oakford on Collins
Oakford on Lygon
Oakford The Mews
Hobart
Somerset on the Pier
Somerset on Salamanca

New Zealand
Auckland
The Ascott Metropolis

EUROPE

United Kingdom
London
The Ascott Mayfair
Somerset Bayswater
Somerset Kensington Gardens
Somerset Prince's Square
Somerset Queen's Gate Gardens
Somerset Roland Gardens
Citadines Barbican
Citadines Holborn-Covent Garden
Citadines South Kensington
Citadines Trafalgar Square

France
Paris
Citadines Austerlitz
Citadines Bastille Marais
Citadines Bastille Nation
Citadines Didot Alésia
Citadines La Défense
Citadines Les Halles
Citadines Louvre
Citadines Maine-Montparnasse
Citadines Montmartre
Citadines Opéra-Grands Boulevards
Citadines Opéra Vendôme
Citadines Place d'Italie
Citadines Saint-Germain-des-Prés
Citadines Tour Eiffel
Citadines Trocadéro
Citadines Voltaire République
Outside Paris
Citadines Aix Jas de Bouffan
Citadines Bordeaux Mériadeck
Citadines Cannes Carnot
Citadines Ferney Voltaire, Genève
Citadines Gaillard
Citadines Grenoble
Citadines Lille Centre
Citadines Lyon Part-Dieu
Citadines Lyon Presqu'île
Citadines Marseille Castellane
Citadines Marseille Centre
Citadines Marseille Prado Chanot
Citadines Montpellier Antigone
Citadines Montpellier Sainte-Odile
Citadines Nice Buffa
Citadines Nice Promenade
Citadines Strasbourg Kléber
Citadines Toulouse Wilson

Belgium
Brussels
Citadines Sainte-Catherine
Citadines Toison d'Or

Germany
Berlin
Citadines Olivaer Platz

Spain
Barcelona
Citadines Ramblas

GULF REGION

United Arab Emirates
Dubai
Somerset Al Majara, Dubai Marina opening Q2 2005
The Ascott Burj Dubai, opening 2006

March 8, 2005

- End -

CAPITALAND LIMITED (REGN. NO.: 198900036N)

ESTABLISHMENT OF INDIRECT WHOLLY-OWNED SUBSIDIARY, HUA LEI HOLDINGS PTE. LTD.

CapitaLand Limited ("CapitaLand") wishes to announce the establishment of the following indirect wholly-owned subsidiary incorporated in Singapore:-

Name	:	Hua Lei Holdings Pte. Ltd. ("Hua Lei")
Principal Activity	:	Investment holding
Authorised Share Capital	:	S$100,000 divided into 100,000 ordinary shares of S$1 each
Issued and Paid-up Share Capital	:	S$1 comprising 1 ordinary share of S$1

Hua Lei is wholly owned by CapitaLand China Income Fund, a private investment trust beneficially owned entirely by CapitaLand Commercial and Integrated Development Limited, a wholly-owned subsidiary of CapitaLand.

By Order of the Board

Tan Wah Nam
Company Secretary
9 March 2005

Print this page

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	11-Mar-2005 12:34:12
Announcement No.	00014

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Announcement by CapitaLand Limited's subsidiary, Raffles Holdings Limited - "Incorporation of a New Subsidiary - Clarification"
Description	CapitaLand Limited's subsidiary, Raffles Holdings Limited, had on 10 March 2005 issued an announcement on the above matter, as attached for information.
Attachments:	RHL.annc.10Mar05.pdf Total size = **24K** (2048K size limit recommended)

Close Window

CAPITALAND LIMITED (REGN. NO.: 198900036N)

ESTABLISHMENT OF INDIRECT WHOLLY-OWNED SUBSIDIARY, CAPITARETAIL BEIJING ANZHEN REAL ESTATE CO., LTD.

Further to its announcement of 4 January 2005, CapitaLand Limited ("CapitaLand") is pleased to announce that its indirect wholly-owned subsidiary, CapitaRetail China (Alpha) Investments Pte. Ltd. has completed the incorporation of CapitaRetail Beijing Anzhen Real Estate Co., Ltd. ("CapitaRetail Anzhen"), a wholly-owned subsidiary in China, for the purpose of acquiring and holding Anzhen Shopping Mall. Accordingly, CapitaRetail Anzhen is now an indirect subsidiary of CapitaLand.

By Order of the Board

Tan Wah Nam
Company Secretary
16 March 2005

CAPITALAND LIMITED (REGN. NO: 198900036N)

DIVESTMENT OF HELICONIA INVESTMENT PRIVATE LIMITED

The Board of Directors of CapitaLand Limited (the "Company") wishes to announce that CapitaLand Financial Investments Pte Ltd ("CFIPL") has today entered into a Sale and Purchase Agreement with Mezzo Capital Pte Ltd ("MCPL") pursuant to which CFIPL will divest to MCPL its entire 51% equity interest in the issued ordinary share capital of Heliconia Investment Private Limited ("HIPL") ("Proposed Divestment"), comprising 510 fully paid up ordinary shares of S$1 each ("Shares").

CFIPL is a Singapore-incorporated indirect wholly-owned subsidiary of the Company. MCPL, in which the Company has a 19.67% indirect interest, is an investment holding company incorporated in Singapore and set up to invest in real estate development projects. The other shareholders of MCPL include a mix of institutions and individuals. HIPL is an investment holding company incorporated in Singapore with an existing investment in a residential development project in Malaysia.

The total consideration for the Proposed Divestment is S$510, arrived at on a willing-buyer and willing-seller basis. In addition to the consideration for the Shares, MCPL will also pay US$4,692,357 (approximately S$7,901,929) in return for which CFIPL will assign its right in a loan for an equivalent amount extended by CFIPL to HIPL.

The Proposed Divestment will decrease the Company's effective interest in HIPL from 51% to 10.03% and is in line with the Company's asset-light strategy.

Completion of the Proposed Divestment will take place on 18 March 2005 and accordingly, HIPL will cease to be an indirect subsidiary of the Company with effect from 18 March 2005.

The Proposed Divestment will not have a material impact on the net tangible assets per share of the Group for the financial year ending 31 December 2005.

Save as disclosed above, none of the Directors or controlling shareholders of the Company has any interest, direct or indirect, in the transaction described above.

By Order of the Board

Tan Wah Nam
Company Secretary
17 March 2005

AUSTRALAND AUSTRALAND PROPERTY GROUP

ASX ANNOUNCEMENT

17 March 2005

AUSTRALAND AND CUB RESCIND KENT BREWERY ARRANGEMENTS

Australand Property Group (Australand) today announced that after extensive consultation with Carlton United Breweries (NSW) Pty Ltd, the owner of the Kent Brewery site in Sydney, the parties have mutually elected to rescind the conditional contractual arrangements entered into in September 2003, whereby Australand had an option to purchase the site for a total consideration of $203 million, payable between June 2005 and June 2010.

The costs incurred to date by Australand for design and other costs in respect of the project are approximately $4 million after tax and will be expensed in Australand's June 2005 half year results. This amount is not material and will not impact on forecast 2005 distributions of at least 16.5 cents per stapled security as previously announced.

For further information, please contact:

Brendan Crotty
Managing Director
Tel: +61 2 9767 2002
Email: bcrotty@australand.com.au

THE ASCOTT GROUP

THE ASCOTT GROUP LIMITED
(Co. Reg. No. 197900881N)
(Incorporated in the Republic of Singapore)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the **25th Annual General Meeting of THE ASCOTT GROUP LIMITED** will be held at STI Room, Level 9, Capital Tower, 168 Robinson Road, Singapore 068912 on Friday, 22 April 2005 at 2.30 pm to transact the following business:

AS ORDINARY BUSINESS

1. To receive and adopt the audited accounts for the year ended 31 December 2004 and the Reports of the Directors and the Auditors thereon.

2. To declare a first and final dividend of 1.20 cents (6%) per share and a bonus dividend of 1.20 cents (6%) per share, less tax, for the year ended 31 December 2004.

3. To approve Directors' fees of S$399,851 for the year ended 31 December 2004. (2003 : S$458,434)

4. To re-appoint Mr Lim Chin Beng, a Director retiring under Section 153(6) of the Companies Act, Chapter 50 of Singapore, to hold office from the date of this Annual General Meeting until the next Annual General Meeting.

5. To re-appoint Mr Ong Ah Luan Cameron, a Director retiring under Article 74 of the Company's Articles of Association.

6. To re-appoint the following Directors retiring by rotation under Article 102 of the Company's Articles of Association:

   (i) Mr Liew Mun Leong
   (ii) Mr Wong Chin Huat, David

7. To re-appoint KPMG as Auditors of the Company and to authorise the Directors to fix their remuneration.

8. To transact any other ordinary business which may properly be transacted at an Annual General Meeting.

AS SPECIAL BUSINESS

9. To consider and, if thought fit, to pass the following resolution as an Ordinary Resolution:

"That authority be and is hereby given to the Directors of the Company to:

(a) offer and grant options in accordance with the provisions of the Ascott Share Option Plan ('ASOP'), and/or grant awards in accordance with the provisions of the Ascott Performance Share Plan ('APSP') and/or the Ascott Restricted Share Plan ('ARSP') respectively; and

(b) allot and issue from time to time such number of shares in the Company as may be required to be issued pursuant to the exercise of the options under the ASOP, and/or the vesting of awards under the APSP and/or the ARSP respectively,

provided that the aggregate number of shares to be issued pursuant to the ASOP, the APSP and the ARSP does not exceed 15% of the issued share capital of the Company from time to time."

10. To consider and, if thought fit, to pass the following resolution as an Ordinary Resolution:

"That authority be and is hereby given to the Directors of the Company to:

(a) (i) issue shares in the capital of the Company ('shares') whether by way of rights, bonus or otherwise; and/or

(ii) make or grant offers, agreements or options (collectively, 'Instruments') that might or would require shares to be issued, including but not limited to the creation and issue of (as well as adjustments to) warrants, debentures or other instruments convertible into shares,

at any time and upon such terms and conditions and for such purposes and to such persons as the Directors may in their absolute discretion deem fit; and

(b) (notwithstanding that the authority conferred by this Resolution may have ceased to be in force) issue shares in pursuance of any Instrument made or granted by the Directors while this Resolution was in force,

provided that:

(1) the aggregate number of shares to be issued pursuant to this Resolution (including shares to be issued in pursuance of Instruments made or granted pursuant to this Resolution) does not exceed 50% of the issued share capital of the Company (as calculated in accordance with sub-paragraph (2) below), of which the aggregate number of shares to be issued other than on a *pro-rata* basis to shareholders of the Company (including shares to be issued in pursuance of Instruments made or granted pursuant to this Resolution) does not exceed 20% of the issued share capital of the Company (as calculated in accordance with sub-paragraph (2) below);

(2) (subject to such manner of calculation as may be prescribed by the Singapore Exchange Securities Trading Limited) for the purpose of determining the aggregate number of shares that may be issued under sub-paragraph (1) above, the percentage of issued share capital shall be based on the issued share capital of the Company at the time of the passing of this Resolution, after adjusting for:

(a) new shares arising from the conversion or exercise of any convertible securities or share options or vesting of share awards which are outstanding or subsisting at the time of the passing of this Resolution; and

(b) any subsequent consolidation or subdivision of shares;

(3) in exercising the authority conferred by this Resolution, the Company shall comply with the provisions of the Listing Manual of the Singapore Exchange Securities Trading Limited for the time being in force (unless such compliance has been waived by the Singapore Exchange Securities Trading Limited) and the Articles of Association for the time being of the Company; and

(4) (unless revoked or varied by the Company in general meeting) the authority conferred by this Resolution shall continue in force until the conclusion of the next Annual General Meeting of the Company or the date by which the next Annual General Meeting of the Company is required by law to be held, whichever is the earlier."

11. To consider and, if thought fit, to pass the following resolution as an Ordinary Resolution:

"That:

(a) approval be and is hereby given, for the purposes of Chapter 9 of the Listing Manual ('Chapter 9') of the Singapore Exchange Securities Trading Limited, for the Company, its subsidiaries and associated companies that are considered to be 'entities at risk' under Chapter 9, or any of them, to enter into any of the transactions falling within the types of Interested Person Transactions described in Appendix B of the Company's letter to shareholders dated 18 March 2005 (the 'Letter'), with any party who is of the classes of Interested Persons described in Appendix B of the Letter, provided that such transactions are made on normal commercial terms and in accordance with the review procedures for such Interested Person Transactions (the 'General Mandate');

(b) the General Mandate shall, unless revoked or varied by the Company in general meeting, continue in force until the conclusion of the next Annual General Meeting of the Company; and

(c) the Directors of the Company be and are hereby authorised to complete and do all such acts and things (including executing all such documents as may be required) as they may consider expedient or necessary or in the interests of the Company to give effect to the General Mandate and/or this Resolution."

By order of the Board

Shan Tjio
Company Secretary
18 March 2005
Singapore

Notes :

1. A member of the Company entitled to attend and vote at the Meeting is entitled to appoint one or two proxies to attend and vote in his stead. A proxy need not be a member of the Company.

2. The instrument appointing the proxy must be lodged at the registered office of the Company at 8 Shenton Way #13-01, Temasek Tower, Singapore 068811 not less than 48 hours before the time set for the Meeting.

ADDITIONAL INFORMATION RELATING TO THE NOTICE OF THE 25TH ANNUAL GENERAL MEETING

Items 4, 5 & 6 – Re-appointment of Directors
Mr Lim Chin Beng, who is over 70 years of age, will hold office until the 25th Annual General Meeting and is proposed for re-appointment as a Director pursuant to Section 153(6) of the Companies Act, Chapter 50 of Singapore.
Mr Ong Ah Luan Cameron, appointed as Chief Executive Officer of the Company on 5 August 2004 and as Managing Director of the Company on 17 August 2004, will hold office until the 25th Annual General Meeting and is proposed for re-appointment as a Director.

Mr Liew Mun Leong and Mr Wong Chin Huat, David are the Directors retiring by rotation at the forthcoming 25th Annual General Meeting, and, being eligible, have each offered himself for re-appointment. Mr Wong Chin Huat, David is a member of the Audit Committee and is an independent Director of the Company.

Information on the above Directors can be found in the Annual Report 2004.

Item 9 - Authority to grant options and/or awards and to issue shares pursuant to the Ascott Share Option Plan ('ASOP'), Ascott Performance Share Plan ('APSP') and Ascott Restricted Share Plan ('ARSP')
This resolution, if passed, will empower the Directors to offer and grant options, and/or grant awards, under the ASOP, the APSP and/or the ARSP respectively, and to allot and issue shares in the Company pursuant to the exercise of options and/or vesting of awards, provided that the aggregate number of shares to be issued shall not exceed 15% of the issued share capital of the Company from time to time. The ASOP was approved by shareholders at an Extraordinary General Meeting of the Company ('EGM') held on 23 October 2000 and modified at an EGM held on 18 April 2002 in conjunction with the approval by shareholders, at the EGM held on 18 April 2002, of the APSP and the ARSP.

Item 10 - General share issue mandate
This resolution, if passed, will empower the Directors from the date of this Meeting until the conclusion of the next Annual General Meeting, or the date by which the next Annual General Meeting is required by law to be held or the authority is varied or revoked by the Company in general meeting, whichever is the earlier, issue shares, make or grant instruments convertible into shares and to issue shares pursuant to such instruments, up to an amount not exceeding, in total, 50% of the issued share capital of the Company, of which up to 20% may be issued other than on a *pro-rata* basis to shareholders of the Company. For the purpose of determining the aggregate number of shares that may be issued, the percentage of issued share capital will be calculated based on the issued share capital of the Company at the time that this resolution is passed, after adjusting for new shares arising from the conversion or exercise of any convertible securities or share options or vesting of share awards which are outstanding or subsisting at the time that this resolution is passed and any subsequent consolidation or subdivision of shares.

Item 11 - Renewal of general mandate for interested person transactions
This resolution, if passed, will renew effective up to the conclusion of the next Annual General Meeting of the Company (unless earlier revoked or varied by the Company in general meeting), the shareholders' mandate for general business transactions ('General Mandate') to enable the Company, its subsidiaries and associated companies which are considered 'entities at risk' to enter, in the ordinary course of business, into the types of mandated transactions with the specified classes of the Company's interested persons. The General Mandate, which was previously approved by shareholders at the 24th Annual General Meeting held on 16 April 2004, will be expiring at the 25th Annual General Meeting. Particulars of the General Mandate and the Audit Committee's confirmation (pursuant to Rule 920(1) of the Listing Manual of the Singapore Exchange Securities Trading Limited) in respect of the proposed renewal of the General Mandate, are contained in the Company's letter to shareholders dated 18 March 2005.

THE ASCOTT GROUP LIMITED
(Co. Reg No. 197900881N)
(Incorporated in the Republic of Singapore)

Registered office:
8 Shenton Way #13-01, Temasek Tower, Singapore 068811

To: The Shareholders of The Ascott Group Limited
("Shareholders")

Dear Sir/Madam

Renewal of the general mandate for interested person transactions

We refer to item 11 of the Notice of the 25th Annual General Meeting of the Company ("25th AGM") which is an Ordinary Resolution ("Resolution 11") to be proposed at the 25th AGM for the renewal of the Company's general mandate for interested person transactions. The purpose of this letter is to provide Shareholders with information relating to Resolution 11.

1. Background

At the 24th Annual General Meeting of the Company held on 16 April 2004 (the "24th AGM"), Shareholders had approved the renewal of a general mandate for interested person transactions for the purposes of Chapter 9 of the Listing Manual of the Singapore Exchange Securities Trading Limited which enabled the Company, its subsidiaries and associated companies that are considered to be "entities at risk" within the meaning of Chapter 9 of the Listing Manual, to enter in the ordinary course of business into any of the mandated transactions with specified classes of the Company's interested persons, provided that such transactions are made on normal commercial terms and in accordance with the review procedures for such transactions (the "General Mandate") .

General information on the listing rules relating to interested person transactions, including the meanings of terms such as "associate", "entity at risk", "interested person" and "interested person transaction" used in Chapter 9 of the Listing Manual, is set out in Appendix A of this letter.

2. Renewal of the General Mandate

Under Chapter 9 of the Listing Manual, a general mandate for transactions with interested persons is subject to annual renewal. The General Mandate approved at the 24th AGM was expressed to continue in force until the next Annual General Meeting of the Company, being the 25th AGM, which is to be held on 22 April 2005. Accordingly, it is proposed that the General Mandate be renewed at the 25th AGM, to take effect until the conclusion of the 26th AGM of the Company.

The types of interested person transactions in respect of which the General Mandate are sought to be renewed, remain unchanged. An interested person included within the classes of interested persons to whom the General Mandate applies, namely, Singapore Technologies Pte Ltd ("STPL") has, however, ceased to be a controlling shareholder of the Company as of 31 December 2004. As the associates of STPL are also associates of its holding company, Temasek Holdings (Private) Limited ("Temasek"), and Temasek and its associates continue to be within the classes of interested persons to whom the General Mandate apply, the cessation of STPL as an interested person in respect of which the General Mandate is sought to be renewed will not alter the associates of STPL which are covered by the General Mandate, that is, companies in which Temasek and/or its group of companies, directly or indirectly, have an interest of 30% or more. The other specified class of interested persons covered by the General Mandate comprises CapitaLand Limited ("CapitaLand") and its associates. Particulars of the General Mandate, including the rationale for, the benefits to be derived by the Company, as well as the review procedures for determining transaction prices with the specified classes of interested persons, are set out in Appendix B of this letter.

3. Audit Committee's statement

The Audit Committee of the Company confirms that:

(a) the methods or procedures for determining the transaction prices under the General Mandate have not changed since the 24th AGM; and

(b) the methods or procedures referred to in (a) above are sufficient to ensure that the transactions will be carried out on normal commercial terms and will not be prejudicial to the interests of the Company and its minority Shareholders.

4. Directors' and substantial shareholders' interests

The interests of the Directors and substantial shareholders of the Company in the issued share capital of the Company can be found in the Company's Summary Report 2004/Annual Report 2004.

Messrs Lim Chin Beng, Liew Mun Leong, Ong Ah Luan Cameron, Richard Edward Hale, Kee Teck Koon and Lui Chong Chee (alternate Director to Mr Liew Mun Leong) who are directors and/or executive officers of CapitaLand, will abstain from voting their shareholdings (if any) in the Company on Resolution 11 relating to the renewal of the General Mandate at the forthcoming 25th AGM.

CapitaLand and Temasek and their respective associates, being interested persons in relation to the proposed renewal of the General Mandate, will abstain from voting their respective shareholdings (if any) in the Company on Resolution 11 relating to the renewal of the General Mandate at the forthcoming 25th AGM.

5. Recommendation

The Directors who are considered independent for the purposes of the proposed renewal of the General Mandate are Messrs S Chandra Das, Goh Hup Jin, Lim Jit Poh and Wong Chin Huat, David. They are of the opinion that the entry into the Interested Person Transactions (as described in paragraph 6 of Appendix B) between the Listed Group (as described in paragraph 2 of Appendix B) and the Interested Persons (as described in paragraph 5 of Appendix B) in the ordinary course of business will enhance the efficiency of the Listed Group and is in the best interests of the Company. For the reasons set out in paragraphs 2, 4 and 7 of Appendix B, they recommend that Shareholders vote in favour of Resolution 11 for the renewal of the General Mandate at the forthcoming 25th AGM.

6. Responsibility statement

The Directors collectively and individually accept responsibility for the accuracy of the information given in this letter and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, the facts stated and opinions expressed in this letter are fair and accurate and that there are no material facts the omission of which would make any statement in this letter misleading.

The Singapore Exchange Securities Trading Limited assumes no responsibility for the correctness of any of the statements made or opinions expressed in this letter.

Shareholders who are in any doubt as to the action they should take, should consult their stockbrokers or other professional advisers immediately.

Yours faithfully
THE ASCOTT GROUP LIMITED
Shan Tjio
Company Secretary
18 March 2005
Singapore

GENERAL INFORMATION RELATING TO CHAPTER 9 OF THE LISTING MANUAL

The rules of the Singapore Exchange Securities Trading Limited ("SGX-ST") governing transactions between a listed company, as well as transactions by its subsidiaries and associated companies that are considered to be "at risk", with the listed company's interested persons, are contained in Chapter 9 of the Listing Manual of the SGX-ST.

Except for any transaction which is below S$100,000 in value and certain transactions which, by reason of the nature of such transactions, are not considered to put the listed company at risk to its interested person, and hence, are excluded from the ambit of Chapter 9 of the Listing Manual, when this Chapter applies to a transaction with a listed company's interested person and the value of the transaction alone or on aggregation with other transactions conducted with the same interested person during the financial year reaches or exceeds certain materiality thresholds (which are based on the listed company's latest audited consolidated net tangible assets ("NTA")), the listed company is required to make an immediate announcement, or to make an immediate announcement and seek its shareholders' approval for the transaction. In particular, shareholders' approval is required for an interested person transaction of a value equal to, or exceeding:

(a) 5% of the listed company's latest audited consolidated NTA*(Note)*; or

(b) 5% of the listed company's latest audited consolidated NTA, when aggregated with the values of all other transactions entered into with the same interested person (as such term is construed under Chapter 9 of the Listing Manual) during the same financial year.

(Note: Based on the audited consolidated accounts of The Ascott Group Limited (the "Company") and its subsidiaries (together with the Company, collectively, the "Group") for the financial year ended 31 December 2004, the NTA of the Group was S$1,204,279,460. Accordingly, in relation to the Company, for the purpose of Chapter 9 of the Listing Manual, in the current financial year and until the audited consolidated accounts of the Group are published for the financial year ended 31 December 2005, 5% of the Company's latest consolidated NTA would be S$60,213,973.)

Chapter 9 of the Listing Manual allows a listed company to seek a mandate from its shareholders for recurrent transactions of a revenue or trading nature or those necessary for its day-to-day operations such as the purchase and sale of supplies and materials (but not for the purchase or sale of assets, undertakings or businesses) which may be carried out with the listed company's interested persons. Chapter 9 also requires a general mandate to be subject to annual renewal.

For the purposes of Chapter 9 of the Listing Manual:

an "entity at risk" means:

(i) the listed company;

(ii) a subsidiary of the listed company that is not listed on the SGX-ST or an approved exchange;

(iii) an associated company of the listed company that is not listed on the SGX-ST or an approved exchange, provided that the listed company and/or its subsidiaries (the "listed group"), or the listed group and its interested person(s), has control over the associated company;

an "interested person" means a director, chief executive officer or controlling shareholder of the listed company or an associate of such director, chief executive officer or controlling shareholder;

an "associate" in relation to an interested person who is a director, chief executive officer or controlling shareholder, includes an immediate family member (that is, the spouse, child, adopted child, step-child, sibling or parent) of such director, chief executive officer or controlling shareholder, the trustees of any trust of which the director/his immediate family, the chief executive officer/his immediate family or the controlling shareholder/his immediate family is a beneficiary, or in the case of a discretionary trust, is a discretionary object, and any company in which the director/his immediate family, the chief executive officer/his immediate family or the controlling shareholder/his immediate family has or have an aggregate interest (directly or indirectly) of 30% or more, and, where a controlling shareholder is a corporation, its subsidiary or holding company or fellow subsidiary or a company in which it and/or they have (directly or indirectly) an interest of 30% or more;

an "approved exchange" means a stock exchange that has rules which safeguard the interests of shareholders against interested person transactions according to similar principles as Chapter 9;

an "interested person transaction" means a transaction between an entity at risk and an interested person; and

a "transaction" includes the provision or receipt of financial assistance; the acquisition, disposal or leasing of assets; the provision or receipt of services; the issuance or subscription of securities; the granting of or being granted options; and the establishment of joint ventures or joint investments, whether or not entered into in the ordinary course of business, and whether entered into directly or indirectly.

GENERAL MANDATE FOR INTERESTED PERSON TRANSACTIONS

1. Introduction

It is envisaged that in the normal course of their businesses, transactions between The Ascott Group Limited (the "Company"), its subsidiaries and associated companies and the Company's interested persons are likely to occur from time to time. Such transactions would include, but are not limited to, the provision of goods and services in the ordinary course of business of the Company, its subsidiaries and associated companies to the Company's interested persons or the obtaining of goods and services from them.

2. Rationale for the General Mandate

In view of the time-sensitive and recurrent nature of commercial transactions, the obtaining of a general mandate (the "General Mandate") pursuant to Chapter 9 of the Listing Manual of the Singapore Exchange Securities Trading Limited will enable the Company, its subsidiaries and associated companies which are considered to be "entities at risk" within the meaning of Chapter 9 of the Listing Manual (together, the "Listed Group"), or any of them, in the ordinary course of their businesses, to enter into the categories of transactions (the "Interested Person Transactions") set out in paragraph 6 below with the classes of the Company's interested persons (the "Interested Persons") set out in paragraph 5 below, provided that such Interested Person Transactions are made on normal commercial terms and are not prejudicial to the interests of the Company and the minority Shareholders.

3. Scope of the General Mandate

3.1 The General Mandate will cover a wide range of transactions arising in the normal course of business operations of the Listed Group, in particular, those relating to its principal businesses of investment holding and management of serviced residences, and of non-serviced residence properties, such as retail properties and hotel/resorts, and those relating to its ancillary activities that include the management and operation of hotel and leisure properties.

3.2 The General Mandate will not cover any transaction by a company in the Listed Group with an Interested Person that is below S$100,000 in value, as the threshold and aggregation requirements contained in Chapter 9 of the Listing Manual would not apply to such a transaction.

3.3 Transactions by the Listed Group with Interested Persons that do not fall within the ambit of the General Mandate will be subject to the relevant provisions of Chapter 9 of the Listing Manual and/or other applicable provisions of the Listing Manual.

4. Benefit to Shareholders

The obtaining of the General Mandate (and its subsequent renewal on an annual basis) will enhance the ability of companies in the Listed Group to pursue business opportunities which are time-sensitive in nature, and will eliminate the need (pursuant to the materiality thresholds imposed under Chapter 9 of the Listing Manual) for the Company to announce such transactions, or, to announce and convene separate general meetings as and when potential transactions with the specified classes of Interested Persons arise, to seek Shareholders' prior approval for the entry by the relevant company in the Listed Group into such transactions. This will substantially reduce the expenses associated with the convening of general meetings on an *ad hoc* basis, improve administrative efficacy considerably, and allow human resources and time to be channelled towards attaining other corporate objectives.

5. Classes of Interested Persons

The General Mandate will apply to the Interested Person Transactions (as described in paragraph 6 below) which are carried out with the following classes of Interested Persons:

(a) CapitaLand Limited and its associates (the "CapitaLand Group"); and

(b) Temasek Holdings (Private) Limited and its associates (excluding the CapitaLand Group).

6. Categories of Interested Person Transactions

The Interested Person Transactions with the Interested Persons (as described in paragraph 5 above) which will be covered by the General Mandate, and the benefits to be derived therefrom, are set out below:

(a) General Transactions

This category relates to general transactions ("General Transactions") by the Listed Group relating to the provision to, or the obtaining from, Interested Persons of products and services in the normal course of the business of the Listed Group. The transactions for the supply of products and/or services to/from Interested Persons are as follows:

(i) rental or leasing of serviced apartments, executive residences and executive apartments;

(ii) rental or leasing of office and commercial spaces;

(iii) provision or obtaining of hotel services and facilities (including provision or obtaining of guest rooms, function rooms, and food and beverage services);

(iv) provision or obtaining of property management, security and building maintenance services;

(v) management and operation of serviced apartments, executive residences, executive apartments, commercial buildings, leisure or resort projects, and carparks;

(vi) provision or obtaining of management consultancy and/or pre-opening services in relation to serviced apartments, executive residences, executive apartments, commercial buildings and leisure or resort projects;

(vii) provision or obtaining of marketing services in relation to serviced apartments, executive residences, executive apartments, commercial buildings and leisure or resort projects;

(viii) provision or obtaining of design consultancy services (including architectural, structural, mechanical, civil and electrical and land and quantity surveying);

(ix) provision or obtaining of turnkey contracting and construction services;

(x) supply or procurement of information technology products and accessories, and provision or obtaining of information technology services;

(xi) provision or obtaining of repair, maintenance and technical services in relation to information technology products and services;

(xii) supply or procurement of office supplies and equipment;

(xiii) provision or obtaining of logistics services;

(xiv) provision or obtaining of engineering and technical services;

(xv) supply or procurement of building materials;

(xvi) supply or procurement of consumer products;

(xvii) procurement of airline tickets;

(xviii) procurement or sale of club memberships; and

(xix) provision or obtaining of corporate support services (relating to the areas of corporate finance, investment review and management, risk review and management, strategic business evaluation, treasury and accounting advisory services, corporate planning and business development, management information systems, information technology management and development, human resource and executive compensation, legal and corporate secretarial/administration, corporate communications and investor relations) and staff secondments.

The likelihood exists of companies in the Listed Group transacting with Interested Persons for the provision or obtaining of products and services in the Listed Group's day-to-day operations. The inclusion of the above category of transactions within the ambit of the General Mandate will facilitate the entry into such transactions by the Listed Group with Interested Persons that arise in the ordinary course of business of the Listed Group in a more expeditious manner.

(b) Treasury Transactions

Treasury transactions ("Treasury Transactions") are as follows:

(i) the placement of funds with any Interested Person on short-term and medium-term bases;

(ii) the borrowing of funds from any Interested Person on short-term and medium-term bases;

(iii) the entry into, with any Interested Person, of foreign exchange, swap and option transactions for hedging purposes; and

(iv) the subscription of debt securities issued by any Interested Person and the issue of debt securities to any Interested Person and the buying from, or the selling to, any Interested Person of debt securities.

The Listed Group can benefit from obtaining competitive rates or quotes from Interested Persons in an expedient manner in addition to third party financial institutions. By transacting directly with an Interested Person, the Listed Group may obtain better yields through the elimination of margins which third party intermediaries might ordinarily be expected to earn.

7. Review Procedures for Interested Person Transactions

7.1 The Listed Group has established the following procedures to ensure that Interested Person Transactions are undertaken on an arm's length basis and on normal commercial terms.

(a) General Transactions

In general, there are internal control systems to ensure that transactions with interested persons of the Company (including the Interested Persons) are undertaken on an arm's length basis and on normal commercial terms consistent with the Listed Group's usual business practices and policies, which (in relation to services or products to be provided to an Interested Person) are no more favourable to the Interested Person than those extended to unrelated third parties, or (in relation to services or products to be obtained

from an Interested Person) are no less favourable than those extended to the Listed Group by unrelated third parties. They include transacting at the published or prevailing market rates/prices of the service or product provider (including where appropriate, preferential rates and discounts accorded for bulk purchases), on the service or product provider's usual commercial terms, and/or otherwise in accordance with applicable industry norms.

In particular, the following review procedures have been implemented:

(i) Provision of services or sale of products

As a basis of comparison to determine whether the price and terms offered to the Interested Person are no more favourable than those extended to unrelated third parties, at least two recent contracts for the same or substantially the same type of transactions entered into by the Listed Group with unrelated third parties will be used. Where it is not possible for such contracts to be obtained (for instance, if there are no unrelated third party purchasers or customers for similar products or services, or if the product or service is proprietary), the terms of supply will (where applicable) be in accordance with industry norms, and/or at rates or prices consistent with the Listed Group's usual margins.

(ii) Obtaining of services or purchase of products

As a basis of comparison to determine whether the price and terms offered by the Interested Person are fair and reasonable (taking into account, where relevant, factors such as delivery schedules and rebates or discounts accorded for bulk purchases), at least two recent quotes will be obtained from unrelated third party suppliers, for the same or substantially similar quantities and quality of products and/or services. Where it is impractical or not possible for such quotes to be obtained (for instance, if there are no unrelated third party vendors or suppliers of similar products or services, or if the product or service is proprietary), the Listed Group will ensure that the terms of supply will (where applicable) be in accordance with industry norms, and/or the rates or prices of supply accorded to the Listed Group are fair and reasonable.

(iii) Provision or obtaining of corporate support services

In relation to corporate support services, the Listed Group will also satisfy itself that the costs for any corporate support services provided by, or to, any Interested Person shall be in accordance with industry norms or any formula for such cost recovery agreed with such Interested Person.

Threshold limits

In addition, the Company will monitor the General Transactions entered into by the Listed Group as follows:

(i) a Category 1 transaction is one where the value thereof is in excess of S$5,000,000; and

(ii) a Category 2 transaction is one where the value thereof is below or equal to S$5,000,000.

Category 1 transactions must be approved by the Audit Committee of the Company ("Audit Committee") prior to their entry. Category 2 transactions need not have the prior approval of the Audit Committee but must be tabled to the Audit Committee for inspection on a quarterly basis.

(b) Treasury Transactions

The Listed Group has implemented the following procedures with respect to Treasury Transactions:

(i) Placements

In relation to the placement with any Interested Person by the Listed Group of its funds, the Company will require that quotations be obtained from such Interested Person and at least two of the principal bankers of the Listed Group for rates for deposits with such bankers of an amount and period equivalent to the funds to be placed by the Listed Group. The Listed Group will only place its funds with such Interested Person, provided that the interest rate quoted is not less than the highest of the rates quoted by such principal bankers.

(ii) Borrowings

In relation to the borrowing of funds from any Interested Person by the Listed Group, the Company will require that quotations be obtained from such Interested Person and at least two of the principal bankers of the Listed Group for rates for loans from such bankers of an amount and period equivalent to the funds to be borrowed by the Listed Group. The Listed Group will only borrow funds from such Interested Person, provided that the interest rate quoted is not more than the lowest of the rates quoted by such principal bankers.

(iii) Foreign Exchange, Swaps and Options

In relation to foreign exchange, swap and option transactions with any Interested Person by the Listed Group, the Company will require that rate quotations be obtained from such Interested Person and at least two of the principal bankers of the Listed Group. The Listed Group will only enter into such foreign exchange, swap or option transactions with such Interested Person provided that the rates quoted are no less favourable than the rates quoted by such principal bankers.

(iv) Debt Securities

In relation to the subscription of debt securities issued by, or the purchase of debt securities from, Interested Persons, the Listed Group will only enter into the subscription or purchase of such debt securities provided that the price(s) at which the Listed Group subscribes for or purchases such debt securities will not be higher than the price(s) at which such debt securities are subscribed for or purchased by unrelated third parties.

In relation to the issue or sale to Interested Persons of debt securities, the Listed Group will only issue or sell such debt securities to Interested Persons provided that the price(s) at which the Listed Group issues or sells such debt securities will not be lower than the price(s) at which such debt securities are issued or sold to unrelated third parties.

Threshold limits

In addition, the Listed Group will monitor the Treasury Transactions entered into by the Listed Group as follows:

Placements and Debt Securities

Where the aggregate value of the placements with, subscription of debt securities issued by, purchase of debt securities from, and issue or sale of debt securities to, the same Interested Person (as such term is construed under Chapter 9 of the Listing Manual) shall at any time exceed an amount equivalent to 20% of the Company's latest audited net tangible assets ("NTA"), each subsequent placement of funds with, or subscription of debt securities issued by, or purchase of debt securities from, or issue or sale of debt securities to, the same Interested Person shall require the prior approval of the Audit Committee.

Placements of funds with, subscription of debt securities issued by, purchase of debt securities from, and issue or sale of debt securities to, the same Interested Person (as such term is construed under Chapter 9 of the Listing Manual) which do not in the aggregate exceed the limit set out above will not require the prior approval of the Audit Committee but shall be tabled to the Audit Committee for inspection on a quarterly basis.

Foreign Exchange, Swaps and Options

Where the aggregate of the principal amount of all foreign exchange, swap and option transactions entered into with the same Interested Person (as such term is construed under Chapter 9 of the Listing Manual) exceeds at any one time the equivalent of 20% of the Company's latest audited NTA, each subsequent foreign exchange, or swap or option transaction to be entered into with the same Interested Person shall require the prior approval of the Audit Committee.

Entry into of foreign exchange, swap and option transactions with the same Interested Person (as such term is construed under Chapter 9 of the Listing Manual) where the principal amount thereof does not in the aggregate exceed the limit set out above will not require the prior approval of the Audit Committee but shall be tabled to the Audit Committee for inspection on a quarterly basis.

7.2 The Audit Committee (with internal audit support) will have overall charge of the review procedures described above. This will include, in relation to any internal delegation of authority, determining that the process for review and approval of Interested Person Transactions (other than those requiring the prior approval of the Audit Committee for entry) will be undertaken by an officer or officers of the Company who do not have an interest in the transaction which is to be reviewed and approved. In addition, where a member of the Audit Committee has an interest in an Interested Person Transaction requiring the prior approval of the Audit Committee, he shall abstain from participating in the review and approval process of the Audit Committee in relation to that transaction.

A register will be maintained by the Company to record all Interested Person Transactions (and the basis, including the quotations obtained to support such basis, on which they are entered into) which are entered into pursuant to the General Mandate.

7.3 The annual internal audit plan shall incorporate a review of all Interested Person Transactions entered into in the relevant financial year pursuant to the General Mandate.

The Audit Committee shall review the internal audit reports to ascertain that the review procedures established to monitor Interested Person Transactions have been complied with.

If during the periodic reviews by the Audit Committee, the Audit Committee is of the view that the review procedures for Interested Person Transactions have become inappropriate or insufficient in the event of changes to the nature of, or manner in which, the business activities of the Listed Group or the Interested Persons are conducted, the Company will revert to Shareholders for a fresh mandate based on new review procedures so that future Interested Person Transactions will be carried out on normal commercial terms and will not be prejudicial to the interests of the Company and the minority Shareholders.

8. Validity period of the General Mandate

The General Mandate will take effect from the passing of the Ordinary Resolution relating thereto, and will (unless revoked or varied by the Company in general meeting) continue in force until the conclusion of the next Annual General Meeting of the Company. Approval from Shareholders will be sought for the renewal of the General Mandate at the next Annual General Meeting and at each subsequent Annual General Meeting of the Company, subject to satisfactory review by the Audit Committee of its continued application to the Interested Person Transactions.

9. Disclosure

In accordance with Chapter 9 of the Listing Manual, the Company will (a) disclose in the Company's Annual Report the aggregate value of transactions conducted with Interested Persons pursuant to the General Mandate during the financial year (as well as in the Annual Reports for subsequent financial years that the General Mandate continues in force); and (b) announce the aggregate value of transactions conducted with Interested Persons pursuant to the General Mandate for the financial periods that it is required to report on (pursuant to Rule 705 of the Listing Manual) within the time required for the announcement of such report.

AUSTRALAND AUSTRALAND PROPERTY GROUP

RECEIVED

2005 MAY -3 A 9:

ASX ANNOUNCEMENT

18 March 2005

AUSTRALAND DECLARES MARCH 2005 QUARTER DIVIDEND/DISTRIBUTION

Australand Property Group announces that pursuant to Listing Rule 3.20 and Appendices 3A(1) and 6A(1):

- The dividend/distribution for the March 2005 quarter will be 4 cents per stapled security, comprising a 2.2 cent fully franked dividend and a 1.8 cent distribution, tax deferred to an estimated 28%.
- The Record Date for determining the entitlement to this dividend/distribution will be 5.00pm Sydney time on Thursday, 31 March 2005.
- Australand Property Group stapled securities will be quoted ex-distribution on Wednesday, 23 March 2005.
- This dividend/distribution will be paid on Wednesday, 4 May 2005.
- The Australand Property Group Distribution Reinvestment Plan ("**DRP**") will operate for this dividend/distribution.
- Securities issued under the DRP will be issued at a discount of 2.5% to the weighted average of all sales of Australand Property Group stapled securities recorded on the Australian Stock Exchange during the five trading days immediately following the Record Date. The DRP price will be announced on Friday, 8 April 2005.
- Accordingly, security holders who wish to participate in the DRP for the first time or who wish to vary their participation in the DRP, will need to have lodged their DRP Election Forms by 5.00pm Sydney time on Thursday, 31 March 2005.

For further information, please contact:

Phil Mackey
Company Secretary
Tel: +61 2 9767 2182
Email: pmackey@australand.com.au

David Craig
Chief Financial Officer
Tel: +61 2 9767 2041
Email: dcraig@australand.com.au

THE ASCOTT GROUP LIMITED
(Co. Reg. No. 197900881N)

ANNOUNCEMENT

DISSOLUTION OF DORMANT SUBSIDIARIES

The Board of Directors of the Company wishes to announce that the Company's following indirect wholly owned dormant subsidiaries have been dissolved :-

(1) Somerset Property Consultant Pte Ltd (Co. Reg. No. 199409610E)
(2) The Ascott E-Investments Pte Ltd (Co. Reg. No. 200000870D)

The dissolution of the said companies is not expected to have any material impact on the net tangible assets or earnings per share of the Group for the financial year ending 31 December 2005.

By order of the Board

Keong Wen Hui
Asst. Company Secretary
22 March 2005

kk/C:\Documents and Settings\KELLYN.KEONG.THE-ASCOTT\Desktop\D Drive\TAGL\SGX\Announcement2005\Subsidiaries\Dormant Cos - Dissolution.doc

AUSTRALAND AUSTRALAND PROPERTY GROUP

ASX ANNOUNCEMENT

23 March 2005

NOTICE OF ANNUAL AND GENERAL MEETINGS

Attached are the following documents in relation to a meeting of security holders of Australand Holdings Limited and Australand Property Trust to be held at 10.00am on Tuesday, 26 April 2005 at the Fort Macquarie Room, InterContinental Sydney, 117 Macquarie Street, Sydney NSW 2000:

- Letter from the Chairman
- Notice of Annual and General Meetings
- Proxy Form
- Questions from security holders.

For further information, please contact:

Phil Mackey
Company Secretary
Tel: +61 2 9767 2182
Email: pmackey@australand.com.au

AUSTRALAND

AUSTRALAND PROPERTY GROUP

23 March 2005

Dear Security holder

2005 Annual and General Meetings

On behalf of the Directors, I am pleased to invite you to attend a meeting of security holders of Australand Holdings Limited and Australand Property Trust (together, Australand Property Group), which is to be held on Tuesday, 26 April 2005 at the Fort Macquarie Room, InterContinental Sydney, 117 Macquarie Street Sydney, commencing at 10.00am. This is the same venue as last year. Registration desks will open from 9.00am. All security holders are welcome.

If you are attending the meeting, please bring this letter with you, as the barcode will assist in the registration process. If you are unable to attend the Annual and General Meetings, you may still vote on the items of business before the meeting by completing and returning the attached Proxy Form. A reply paid envelope is enclosed to assist you to do so, or alternatively, you may forward your completed Proxy Form to Computershare Investor Services Pty Limited, GPO Box 242 Melbourne VIC 8060 or fax it to +61 2 8235 8220 no later than 48 hours before the meeting.

Attached is the formal Notice of Annual and General Meetings, which sets out the matters to be considered at the meeting. The Directors recommend that you vote in favour of resolutions 1 to 7 inclusive.

We have also attached a form to allow you to address questions to the Chairman. We will attempt to respond to as many of the more frequently asked questions as is possible at the Annual and General Meetings. Responses to the more frequently asked questions will be available on Australand's website (www.australand.com.au) after the meeting.

If you require additional information or have questions, please contact the Australand Property Group Security holder Registry on 1300 855 080 (within Australia) or +61 3 9415 4000 (outside Australia) between 9.00am and 5.00pm (Sydney time) on business days or call the Company Secretary on +61 2 9767 2000.

Your Directors look forward to seeing as many security holders as possible on this day. At the conclusion of the meeting, security holders are invited to join Directors and senior executives for refreshments.

Yours sincerely

Tham Kui Seng
Chairman

AUSTRALAND AUSTRALAND PROPERTY GROUP

Notice of Annual and General Meetings

A meeting of security holders of Australand Holdings Limited and Australand Property Trust (together "Australand Property Group") will be held at:

Time: 10.00am

Date: 26 April 2005

Place: Fort Macquarie Room, InterContinental Sydney, 117 Macquarie Street, Sydney NSW 2000

This notice is issued by Australand Holdings Limited (ACN 008 443 696) ("Australand") and Australand Property Limited (ACN 105 462 137) ("APL") as the responsible entity of Australand Property Trust (ARSN 106 680 424) ("APT").

Items of Business:

Item 1- Reports and financial statements

To receive and consider the Financial Reports of Australand Property Group, Australand Holdings Limited and Australand Property Trust and the Reports of the Directors and of the Auditor thereon in respect of the year ended 31 December 2004.

Item 2- Re-election of directors

Resolutions 1 and 2

To consider and, if thought fit, pass the following as separate ordinary resolutions of Australand:

1 That Mr Ian Farley Hutchinson, who retires in accordance with article 10.3 of Australand Holdings Limited's Constitution and, being eligible, offers himself for re-election, be re-elected as a director.

2 That Mr Lui Chong Chee, who retires in accordance with article 10.3 of Australand Holdings Limited's Constitution and, being eligible, offers himself for re-election, be re-elected as a director.

Resolutions 1 and 2 can only be passed if more than 50% of the votes cast are in favour.

Item 3 - Ratification of previous issues of stapled securities

Resolutions 3, 4 and 5

To consider and, if thought fit, pass the following separately as special resolutions of APT and as ordinary resolutions of Australand:

3 That the issue of 15,400,000 fully paid ordinary Australand Property Group Stapled Securities to institutional investors on 17 May 2004 at $1.63 per security as described in the Explanatory Statement accompanying the Notice of Annual and General Meetings convening these meetings be ratified for all purposes.

4 That the issue of 13,925,530 fully paid ordinary Australand Property Group Stapled Securities to Goldman Sachs JBWere Pty Ltd and certain other institutional investors as sub underwriters on 15 November 2004 at $1.80 per security as described in the Explanatory Statement accompanying the Notice of Annual and General Meetings convening these meetings be ratified for all purposes.

5 That the issue of 17,830,386 fully paid ordinary Australand Property Group Stapled Securities to Goldman Sachs JBWere Pty Ltd and certain other institutional investors as sub underwriters on 2 February 2005 at $1.77 per security as described in the Explanatory Statement accompanying the Notice of Annual and General Meetings convening these meetings be ratified for all purposes.

Resolutions 3, 4 and 5 can only be passed as special resolutions of APT if at least 25% by value of all Australand Property Group Stapled Securities that are entitled to be voted in favour are voted on each resolution and at least 75% of the votes cast by members of APT are in favour. Resolutions 3, 4 and 5 can only be passed as ordinary resolutions of Australand if more than 50% of the votes cast are in favour.

Item 4- Amendment to Australand Property Trust's Constitution

Resolution 6

To consider and, if thought fit, pass the following as a special resolution of APT:

6 That the Constitution of Australand Property Trust be amended in accordance with the provisions of the "Second Supplemental Deed Poll - Australand Property Trust" ("Supplemental Deed Poll") in the form tabled at the meeting and initialled by the Chairman for the purpose of identification, and that Australand Property Limited is authorised to execute the Supplemental Deed Poll and lodge it with the Australian Securities and Investments Commission to give effect to these amendments to the constitution of the Australand Property Trust.

The Resolution can only be passed if at least 75% of the votes cast are in favour.

Item 5- Non-executive directors' remuneration

Resolution 7

To consider and, if thought fit, pass the following as an ordinary resolution of Australand:

7 That the amount available for remuneration of the non-executive directors of Australand Holdings Limited for acting as such be increased by $250,000 per annum from $950,000 to $1,200,000 in any financial year, to be divided among the directors in such proportions and manner as they agree.

Resolution 7 can only be passed if more than 50% of the votes cast are in favour.

Quorum requirements

The quorum requirement for the meeting of members of Australand is at least 2 persons who are each members, a proxy or attorney of a member or a person representing a body corporate that is a member.

The quorum requirement for the meeting of members of APT is at least 2 members present in person or by representative or by proxy who together hold or represent at least 10% of all units in APT.

If a quorum is not present within 15 minutes after the scheduled time for the meetings, the meetings will be adjourned. Australand and APL have decided that the adjourned meetings will be held immediately after the adjournment. Members present in person or by proxy constitute a quorum at the adjourned meetings.

Background information

To enable you to make an informed decision on the Resolutions, attached is an Explanatory Statement, which describes the proposed Resolutions for the Annual and General Meetings. If you have any questions, please contact the Australand Property Group Registry on 1300 855 080 (within Australia) or +61 3 9415 4000 (outside Australia) between 9.00am and 5.00pm (Sydney time) on business days or call the Company Secretary on +61 2 9767 2000.

How do you exercise your right to vote?

Security holders who are entitled to vote

The Boards of Australand and APL have determined that a person's entitlement to vote at the meetings will be the entitlement of that person set out in the register of security holders as at 7.00pm (Sydney time) on 24 April 2005.

Voting

On a show of hands, each security holder present in person or by proxy has one vote. On a poll:

(a) in the case of a resolution of Australand, each security holder present in person or by proxy has one vote for each share in Australand held; and

(b) in the case of a resolution of APT, each security holder has one vote for each whole $1.00 of unit value held in APT.

Other voting information

If your securities are jointly held, only one of the joint holders is entitled to vote. If both joint holders are present at the meeting only the vote of the person named first in the register counts.

You need not exercise all of your votes in the same way, nor need you cast all of your votes.

Individuals

If you plan to attend the meetings, we ask you to arrive at the meetings' venue at least 15 minutes prior to the time designated for the meetings so that we may check your securities against our register of security holders and note your attendance.

Corporations

In order to vote at the meetings, a corporation that is a security holder may appoint a person to act as its representative. The appointment must comply with sections 250D and 253B of the Corporations Act. The representative should bring to the meetings evidence of his or her appointment including any authority under which it is signed.

Voting by proxy

If you cannot attend the meetings, you may appoint a proxy to attend and vote for you. You may nominate one or two persons to vote on your behalf at the meetings. A proxy need not be a security holder. If two proxies are appointed, each proxy may be appointed to represent a specified number or proportion of your votes. If no such number or proportion is specified, each proxy may exercise half your votes.

To ensure that all security holders can exercise their right to vote on the proposed Resolutions, a Proxy Form is enclosed. The Proxy Form tells you what you need to do to lodge a valid proxy.

A Proxy Form may be returned in the reply paid envelope provided. Alternatively, you may forward your completed Proxy Form to Computershare Investor Services Pty Limited, GPO Box 242 Melbourne VIC 8060 or fax to +61 2 8235 8220 or by fax to the Australand registered office on +61 2 9767 2900, no later than 48 hours before the meetings.

Voting restriction

Australand and APL will disregard any vote cast on:

- resolution 3 by any institution who participated in the placement;
- resolutions 4 and 5 by Goldman Sachs JBWere Pty Ltd and certain other institutional investors as sub underwriters; and
- resolution 7 by a director of Australand,

and any associate of those persons.

However, Australand need not disregard a vote if:

(a) it is cast by a person as a proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; and

(b) it is cast by the person chairing the meetings as proxy for a person who is entitled to vote, in accordance with the direction on the proxy form to vote as the proxy decides.

Further Information

Security holders with any questions should contact the Australand Property Group Registry on 1300 855 080 (within Australia) or +61 3 9615 4000 (outside Australia) between 9.00am and 5.00pm (Sydney time) on business days or call the Company Secretary on +61 2 9767 2000.

By order of the Boards of Australand Holdings Limited and Australand Property Limited (as the responsible entity of Australand Property Trust).

Phil Mackey

Phil Mackey
Company Secretary
23 March 2005

Explanatory Statement

Australand Holdings Limited (ACN 008 443 696) ("Australand")
Australand Property Trust (ARSN 106 680 424) ("APT").

KEY DATE

Last time for receipt of proxies is 10.00am (Sydney time) on 24 April 2005.

EXPLANATION OF RESOLUTIONS

Item 1: Reports and financial statements

As required by section 317 of the Corporations Act 2001 (Cwlth), the Financial Report, Directors' Report and Auditors' Report of Australand for the year ended 31 December 2004 will be laid before the meeting. The combined reports of Australand Property Group and the reports of APT for the year ended 31 December 2004 will also be laid before the meeting. No resolution is required for this item of business.

Item 2: Re-election of directors

Ian Farley Hutchinson and Lui Chong Chee each retire by rotation as a director of Australand in accordance with article 10.3 of the Australand Constitution and, being eligible, offer themselves for re-election.

Details of each director seeking to be re-elected are as follows:

Ian Farley Hutchinson
Independent Non-executive Director
Chairman of the Nomination Committee, Member of the Audit Committee, Risk and Compliance Committee and Corporate Governance Committee
Appointed to the Board on 11 December 2001
Age 66

Experience
Mr Hutchinson is an experienced company director and also brings to the Board extensive experience in corporate law.

Mr Hutchinson has extensive experience in corporate law having been Senior Partner and Chairman of the National Firm and a Partner of Freehills for 30 years. He also has extensive experience as Chairman or a member of audit, risk and compliance and corporate governance committees of other companies. He has also served on advisory and review committees for the Australian Federal Government.

Directorships of listed entities within the last three years
Chairman of Global Mining Investments Limited (appointed 28 January 2004). Director of Heggies Bulkhaul Limited (appointed 12 October 2001 and resigned 29 October 2004).

Other directorships
He is Chairman of Starwood Pacific Hotels Pty Limited (Group) and Hoya Lens Australia Pty Limited. He is also a director of Zurich Financial Services Australia Limited (Group).

Qualifications
Mr Hutchinson holds a Bachelor of Laws degree from the University of Sydney.

Lui Chong Chee
Non-executive Director
Member of the Audit Committee, Corporate Governance Committee and Nomination Committee
Appointed to the Board on 11 December 2001
Age 44

Experience
Mr Lui brings to the Board extensive experience in investment banking.

He is currently the Chief Financial Officer of CapitaLand Limited. He is also a director of Raffles Holdings Limited, CapitaMall Trust Management Limited and CapitaCommercial Trust Management Limited. Prior to joining CapitaLand, Mr Lui was a Managing Director of Citicorp Investment Bank (Singapore) Limited.

Qualifications
Mr Lui holds a Master of Business Administration in Finance and International Economics and a Bachelor of Science degree in Business Administration (magna cum laude) from New York University, USA.

Item 3 - Ratification of previous issue of stapled securities

Security holders are being asked to ratify the issue of Australand Property Group stapled securities ("Stapled Securities") made to the Distribution Reinvestment Plan ("DRP") underwriter ("Underwriter") and certain other institutional investors as sub underwriters of the September 2004 and final 2004 distributions. Security holders are also being asked to ratify the issue of Stapled Securities under the institutional placement ("Placement") made in May 2004. Ratification of these issues will provide Australand Property Group with the maximum flexibility to make future placements of Stapled Securities, without security holder approval, to raise additional equity. There are no plans currently to issue any additional equity.

Institutional Placement
On 17 May 2004, Australand and APL issued 15,400,000 fully paid ordinary Group Stapled Securities at $1.63 per security to sophisticated investors, professional investors and wholesale clients in Australia and overseas under the Placement. The Stapled Securities issued represented 1.92% of the Stapled Securities on issue (calculated after the issue). The Stapled Securities issued under the Placement had the same terms as the existing Stapled Securities on issue.

The funds raised from the Placement totalled $25,102,000 and were used to acquire units in Australand Wholesale Property Trust No. 3 and to reduce the level of gearing.

DRP underwritings
On 15 November 2004, Australand and the responsible entity of APT, Australand Property Limited ("APL"), issued 13,925,530 fully paid ordinary Stapled Securities at $1.80 per security to Goldman Sachs JBWere Pty Ltd as the DRP Underwriter and certain other institutional investors as sub underwriters. This represented a discount of 2.5% to the five day volume weighted average market price of existing Stapled Securities as at close of trading on 7 October 2004 (being the same price as Stapled Securities were issued under the DRP to participating security holders).

The Stapled Securities issued represented 1.65% of the Stapled Securities on issue (calculated after the issue). The funds raised from the issue totalled $25,065,954 and were used to reduce the level of gearing and to fund acquisition and development opportunities within Australand Property Group.

On 2 February 2005, Australand and APL issued 17,830,386 fully paid ordinary Stapled Securities at $1.77 per security to Goldman Sachs JBWere Pty Ltd as the DRP Underwriter and certain other institutional investors as sub underwriters. This represented a discount of 2.5% to the five day volume weighted average market price of existing Stapled Securities as at close of trading on 10 January 2005 (being the same price as Stapled Securities were issued under the DRP to participating Securityholders). The Stapled Securities issued represented 2.06% of the Stapled Securities on issue (calculated after the issue). The funds raised from the issue totalled $31,559,783 and were used to reduce the level of gearing and to fund acquisition and development opportunities within Australand Property Group.

The terms of the Stapled Securities issued to the DRP Underwriter were the same as the existing Stapled Securities on issue.

Listing Rules 7.1 and 7.4

The ASX Listing Rules prohibit Australand and APL from issuing more than 15% of Australand Property Group's issued capital in any 12 month period unless the issue is approved by security holders or an exemption applies to the issue. An issue of Stapled Securities via a placement approved by security holders will not be counted towards the calculation of the 15% limit in Listing Rule 7.1.

If the issue is subsequently ratified by ordinary resolution and did not breach the ASX Listing Rules, an issue is then not counted towards the calculation of the 15% limit because it is deemed to have been made with security holder approval pursuant to ASX Listing Rule 7.4.

APT Constitution and ASIC relief instrument

APL may make placements at a discount to the market price of Stapled Securities under the APT Constitution, which imports the conditions of an ASIC relief instrument.

However, APL may not issue more than 10% of the capital of APT (calculated after the relevant issue) in any year at a discount to the market price calculation set out in the APT Constitution for the issue of Stapled Securities, without unitholder approval. Similar unitholder approval provisions to the Listing Rules restrictions described above apply to APT in determining the availability of the 10% limit under the APT Constitution.

Resolutions 3, 4 and 5 are special resolutions of APT and can only be passed if at least 25% by value of all Australand Property Group Stapled Securities which are entitled to be voted are voted on each resolution and at least 75% of the votes cast by members of APT are in favour. Resolutions 3, 4 and 5 are also ordinary resolutions of Australand.

Item 4 - Amendment to Australand Property Trust's Constitution

From 1 January 2005, Australian entities preparing financial reports in accordance with the Corporations Act are required to apply Australian Equivalents to International Financial Reporting Standards (AIFRS). For APT, this means that the half year report to 30 June 2005 and the full year report to 31 December 2005 will be prepared under AIFRS.

One of the differences between AIFRS and the current Australian Accounting Standards applied by APT is the treatment of unitholders' funds for accounting purposes. There is a high likelihood that APT's unitholders' funds will be treated as debt under AIFRS, rather than as contributed equity, as is the current case under Australian Accounting Standards.

The primary reason for this accounting treatment is that APT currently has a maximum term of 80 years. This term is set out in clause 21.2(b) of the APT Constitution. The maximum term gives rise, under AIFRS, to a de facto "repayment" obligation on APT with respect to its unit capital because (unlike a company) APT must be wound up and its unitholders' capital and any surplus returned to unitholders in 80 years.

This treatment would have the adverse impact of reducing the reported net assets of APT, and would also reduce reported profits, as all distributions paid to unitholders would be treated as an interest expense of APT.

Accordingly, it is proposed to make the following changes to the APT constitution:

- delete clause 21.2(b);
- include a new clause 7.12 as follows:

  "7.12 Restriction on issue of Units
  No Units may be issued after the 80th anniversary from the day before the Trust commenced if that issue would cause a contravention of the rule against perpetuities or any other rule of law or equity;"

- replace the definition of "Liabilities" in clause 30.1 with the following:

  "Liabilities: all present liabilities of the Trust including any provision which the Manager decides should be taken into account in determining the liabilities of the Trust but excluding any amount representing unitholders' capital, undistributed profits, interest attributable to unitholders accruing on unitholder capital, capital reserves, or any other amount representing the value of rights attaching to Units, whether or not redeemable, regardless of whether characterised as equity or debt in the accounts of the Trust."

The reasoning for each of the proposed amendments to the APT Constitution is as follows:

(a) Deletion of clause 21.1(b) - By deleting clause 21.1(b), the term of APT will no longer be limited to a maximum of 80 years and APT will become 'perpetual' subject to the other provisions in the constitution and general trust law. After the amendment, there is no longer a finite time by which the responsible entity is contractually bound to pay cash to the unitholders on termination. Accordingly, the provisions of AASB 132 (under which unitholders' capital would be classified as debt) do not apply and unitholders' capital can continue to be accounted for as equity.

(b) New clause 7.12 – The rule against perpetuities renders void a trust in circumstances where a person may acquire an interest in the trust which could vest after a particular period (which in New South Wales is generally 80 years from the settlement of the trust). APL has received legal advice that the interests of unitholders in APT have already 'vested' and accordingly the rule against perpetuities does not apply to APT so as to require a finite duration for APT. However, for the abundance of caution, it is proposed to introduce a prohibition on the issue of Units outside the statutory 80 year perpetuity period if the issue of Units would contravene the rule against perpetuities or any other rule of law or equity. This clause will only affect issues of Units after 13 September 2083.

(c) Definition of "Liabilities" - this amendment is designed to ensure that pre-AASB 132 accounting treatment for liabilities is applied for the purpose of calculating net asset value, and other aspects of trust administration. This definition of "Liabilities" is relevant to clause 3.3 (which defines the interests of unitholders), clause 22.3 (the termination clause, which calculates the entitlements of unitholders on termination) and in the definition of Net Asset Value. Net Asset Value is used in connection with the issue price for units when APT is not listed.

The auditors of APT, PricewaterhouseCoopers, have confirmed to the directors of APL that, in the context of the current AIFRS, the constitutional changes proposed above will result in unitholders' funds continuing to be treated as contributed equity. Accordingly, the reported net assets and profit of APT will not be reduced by a different categorisation of unitholders' funds.

Reasons for seeking approval

This resolution authorises the amendment of the existing APT Constitution in accordance with the Supplemental Deed Poll in the form to be tabled at the meeting. Under section 601GC(1) of the Corporations Act, the APT Constitution may be amended by a special resolution of the APT unitholders or by APL if it reasonably considers the change will not adversely affect unitholders' rights. APL is seeking unitholders' approval for the amendment described above because it is arguable that the amendment may adversely affect APT unitholders' rights by affecting their right to receive the proceeds of winding up after the existing 80 year term. The changes will take effect upon the Supplemental Deed Poll, executed by APL, being lodged with ASIC under section 601GC(2) of the Corporations Act.

Availability of documents

The APT Supplemental Deed Poll and the consolidated constitution are available for inspection at the offices of APL, at Level 3, 1C Homebush Bay Drive, Rhodes NSW 2138 between 9.00am and 5.00pm on business days until the time of the meeting. A copy will be made available upon request free of charge by calling the Company Secretary on +61 2 9767 2000.

Item 5- Non-executive directors' remuneration

It is proposed to increase the total amount of directors' fees payable to non-executive directors. The existing total amount of directors' fees payable to non-executive directors of $950,000 per annum was approved by security holders at the 2001 Annual General Meeting. The proposal before the meeting is to increase the total amount of directors' fees payable to non-executive directors to $1,200,000 per annum.

It should be noted that the total amount of directors' fees payable to non-executive directors does include any amount paid or applied by Australand to a superannuation fund for a director, but does not include any premium paid by Australand on an insurance policy for directors' liabilities. Non-executive directors do not receive any retirement allowance for their services to the Board.

The Remuneration Committee reviews the fees payable to individual non-executive directors and takes into account relevant factors and, where appropriate, receives external advice on comparable remuneration.

Reasons for seeking approval
Australand shareholder approval is sought under article 10.9 of the Australand Constitution and ASX Listing Rule 10.17 which provide that the total amount of directors' fees payable to non-executive directors must not exceed the sum approved by security holders at a general meeting of Australand.

There is no current intention to increase the amount of the fees payable to individual non-executive directors. The increase sought to the total amount of directors' fees payable to non-executive directors is to provide the Board with the flexibility to attract and retain high quality directors to serve on the Board and if deemed appropriate, appoint additional directors to the Board in the future.

82 - 4507

AUSTRALAND

Proxy Form

AUSTRALAND PROPERTY GROUP
Australand Holdings Limited (ABN 12 008 443 696)
Australand Property Trust (ARSN 106 680 424)

Mark this box with an 'X' if you have made any changes to your address details (see reverse) ☐

All correspondence to:
Computershare Investor Services Pty Limited
GPO Box 7045 Sydney
New South Wales 2001 Australia
Enquiries (within Australia) 1300 855 080
(outside Australia) 61 3 9415 4000
Facsimile 61 2 8234 5050
www.computershare.com

Appointment of Proxy

I/We being a member/s of Australand Holdings Limited and Australand Property Trust (together, Australand Property Group) and entitled to attend and vote hereby appoint

☐ the Chairman of the Meetings (mark with an 'X') **OR** ☐ If you are not appointing the Chairman of the Meetings as your proxy please write here the full name of the individual or body corporate (excluding the registered security holder) you are appointing as your proxy.

or failing the person named, or if no person is named, the Chairman of the Meetings, as my proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, as the proxy sees fit) at the Annual and General Meetings of Australand Holdings Limited and Australand Property Trust to be held at the Fort Macquarie Room, InterContinental Sydney, Level 2, 117 Macquarie Street, Sydney NSW on Tuesday 26 April 2005 at 10.00am and at any adjournment of the meetings. Subject to the important note below, if the Chairman of the Meetings is your proxy and you do not specifically direct how your proxy is to vote on a resolution, you will be taken to have directed the Chairman to vote in favour of the resolution and the Chairperson will exercise your votes in favour of the resolution.

IMPORTANT NOTE FOR RESOLUTIONS 3, 4, 5 AND 7

☐ *If the Chairman of the Meeting is your proxy and you do not wish to direct your proxy how to vote on Resolutions 3, 4, 5 and 7 below, please place a mark in this box.* By marking this box you acknowledge that the Chairman may exercise your proxy even if he has an interest in the outcome of the resolution and votes cast by him, other than as proxy holder, will be disregarded because of that interest. If you mark this box, and you have not directed your proxy how to vote, the Chairman of the Meetings will not cast your votes on Resolutions 3, 4, 5 and 7 and your votes will not be counted in computing the required majority if a poll is called on these Resolutions. The Chairman of the Meetings intends to vote undirected proxies in favour of Resolutions 3, 4, 5 and 7.

Voting directions to your proxy - please mark X to indicate your directions

	Resolution	For	Against	Abstain*
1.	To re-elect Mr Ian Farley Hutchinson as a Director	☐	☐	☐
2.	To re-elect Mr Lui Chong Chee as a Director	☐	☐	☐
3.	To ratify the previous issue of 15,400,000 fully paid ordinary stapled securities at $1.63 per security	☐	☐	☐
4.	To ratify the previous issue of 13,925,530 fully paid ordinary stapled securities at $1.80 per security	☐	☐	☐
5.	To ratify the previous issue of 17,830,386 fully paid ordinary stapled securities at $1.77 per security	☐	☐	☐
6.	To amend the Constitution of Australand Property Trust	☐	☐	☐
7.	To increase Non-executive Directors' remuneration	☐	☐	☐

* If you mark the Abstain box for a particular item, you are directing your proxy not to vote on your behalf on a show of hands or on a poll and your votes will not be counted in computing the required majority on a poll.

PLEASE SIGN HERE

This section must be signed in accordance with the instructions overleaf to enable your directions to be implemented.

Individual or Security holder 1	Security holder 2	Security holder 3
Sole Director and Sole Company Secretary	Director	Director/Company Secretary

/ /

How to complete this Proxy Form

1 Your Address

This is your address as it appears on Australand Property Group's security holders register. If this information is incorrect, please mark the box and make the correction on the form. Security holders sponsored by a broker (in which case your reference number overleaf will commence with an 'x') should advise your broker of any changes. **Please note, you cannot change ownership of your securities using this form.**

2 Appointment of a Proxy

If you wish to appoint the Chairman of the Meetings as your proxy, mark the box. If the individual or body corporate you wish to appoint as your proxy is someone other than the Chairman of the Meetings please write the full name of that individual or body corporate. If you leave this section blank, or your named proxy does not attend the meetings, the Chairman of the Meetings will be your proxy. A proxy need not be a security holder of Australand Property Group. Do not write the name of the issuer company or the registered security holder in the space.

3 Votes on Items of Business

You may direct your proxy how to vote by placing a mark in one of the boxes opposite each item of business. All your securities will be voted in accordance with such a direction unless you indicate only a portion of voting rights are to be voted on any item by inserting the percentage or number of securities you wish to vote in the appropriate box or boxes. If you mark the box in the Important Note, and do not mark any of the boxes on Resolutions 3, 4, 5 and 7 and your proxy is the Chairman, you will be taken to have directed the Chairman to vote in favour of Resolutions 3, 4, 5 and 7. If your proxy is the Chairman and you have not directed him how to vote on any other resolution, you will be taken to have directed the Chairman to vote in favour of those items. If your proxy is a person other than the Chairman and you do not mark any of the boxes on a given item, your proxy may vote as he or she chooses. If you mark more than one box on an item, your vote on that item will be invalid.

4 Appointment of a Second Proxy

You are entitled to appoint up to two proxies to attend the meetings and vote on a poll. If you wish to appoint a second proxy, an additional Proxy Form may be obtained by telephoning Australand Property Group's security holders registry or you may copy this form.

To appoint a second proxy you must:

(a) on each of the first Proxy Form and the second Proxy Form state the percentage of your voting rights or number of securities applicable to that form. If the appointments do not specify the percentage or number of votes that each proxy may exercise, each proxy may exercise half your votes. Fractions of votes will be disregarded; and

(b) return both forms together in the same envelope.

5 Signing Instructions

You must sign this form as follows in the spaces provided:

Individual:	where the holding is in one name, the holder must sign.
Joint Holding:	where the holding is in more than one name, all of the security holders should sign.
Power of Attorney:	to sign under Power of Attorney, you must have already lodged this document with the registry. If you have not previously lodged this document for notation, please attach a certified photocopy of the Power of Attorney to this form when you return it.
Companies:	where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please indicate the office held by signing in the appropriate place.

If a representative of a corporate security holder or proxy is to attend the meetings the appropriate "Certificate of Appointment of Corporate Representative" should be produced prior to admission. A form of the certificate may be obtained from Australand Property Group's security holders registry.

Lodgement of a Proxy

This Proxy Form (and any Power of Attorney under which it is signed) must be received at an address given below no later than 48 hours before the commencement of the meetings. Any Proxy Form received after that time will not be valid for the scheduled meetings.

Documents may be lodged using the reply paid envelope or:

IN PERSON Registered Office - Level 3, 1C Homebush Bay Drive, Rhodes NSW 2138 Australia; or
Security holder Registry - Computershare Investor Services Pty Limited, Level 2, 60 Carrington Street, Sydney NSW 2000 Australia.

BY MAIL Registered Office - Level 3, 1C Homebush Bay Drive, Rhodes NSW 2138 Australia; or

AUSTRALAND AUSTRALAND PROPERTY GROUP

QUESTIONS FROM SECURITY HOLDERS

Your questions regarding any matter relating to Australand that may be relevant to the 2005 Annual and General Meetings are important to us. You are invited to submit any questions you may have in advance of the meetings.

If you have any questions, please return this form in the reply paid envelope provided or fax it to: +61 2 9767 2900.

We will attempt to respond to as many of the more frequently asked questions as is possible at the Annual and General Meetings. Responses to the more frequently asked questions will be available on Australand's website (www.australand.com.au) after the meetings.

Security holders who attend the meetings and who have not submitted questions will still have an opportunity to raise questions on the day of the meetings.

Security holder's name: ____________________

Security holder Reference Number (SRN) ____________________ or

Holder Identification Number (HIN) ____________________

QUESTION/S

CAPITALAND LIMITED
(Regn. No.: 198900036N)
(Incorporated in the Republic of Singapore)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Company will be held at the STI Auditorium, 168 Robinson Road, Level 9, Capital Tower, Singapore 068912, on Friday, 29 April 2005 at 10.30 a.m. to transact the following business:

AS ORDINARY BUSINESS

1 To receive and adopt the Directors' Report and Audited Accounts for the year ended 31 December 2004 and the Auditors' Report thereon.

2 To declare a first and final dividend of S$0.05 per share and a special dividend of S$0.01 per share, less Singapore income tax at 20%, for the year ended 31 December 2004.

3 To approve the sum of S$1,003,103 as Directors' fees for the year ended 31 December 2004. (2003: S$971,340)

4 To re-elect the following Directors, each of whom will retire by rotation pursuant to Article 95 of the Articles of Association of the Company and who, being eligible, will offer themselves for re-election:

(i) Mr Liew Mun Leong
(ii) Mr Richard Edward Hale
(iii) Mr Peter Seah Lim Huat

Mr Richard Edward Hale is an independent member and Chairman of the Audit Committee.

5 To re-appoint the following Directors, each of whom will retire and seek re-appointment under Section 153(6) of the Companies Act, Cap. 50, to hold office from the date of this Annual General Meeting until the next Annual General Meeting:

(i) Dr Richard Hu Tsu Tau
(ii) Mr Hsuan Owyang
(iii) Mr Lim Chin Beng

6 To re-appoint Messrs KPMG as Auditors of the Company and to authorise the Directors to fix their remuneration.

7 To transact such other ordinary business as may be transacted at an Annual General Meeting of the Company.

AS SPECIAL BUSINESS

8 To consider and, if thought fit, to pass with or without modifications, the following resolutions which will be proposed as Ordinary Resolutions:

8A That authority be and is hereby given to the Directors of the Company to:

(a) (i) issue shares in the capital of the Company ("shares") whether by way of rights, bonus or otherwise; and/or

(ii) make or grant offers, agreements or options (collectively, "Instruments") that might or would require shares to be issued, including but not limited to the creation and issue of (as well as adjustments to) warrants, debentures or other instruments convertible into shares,

at any time and upon such terms and conditions and for such purposes and to such persons as the Directors may in their absolute discretion deem fit; and

(b) (notwithstanding the authority conferred by this Resolution may have ceased to be in force) issue shares in pursuance of any Instrument made or granted by the Directors while this Resolution was in force,

provided that:

(1) the aggregate number of shares to be issued pursuant to this Resolution (including shares to be issued in pursuance of Instruments made or granted pursuant to this Resolution) does not exceed fifty per cent. (50%) of the issued share capital of the Company (as calculated in accordance with sub-paragraph (2) below), of which the aggregate number of shares to be issued other than on a *pro rata* basis to shareholders of the Company (including shares to be issued in pursuance of Instruments made or granted pursuant to this Resolution) does not exceed twenty per cent. (20%) of the issued share capital of the Company (as calculated in accordance with sub-paragraph (2) below);

(2) (subject to such manner of calculation as may be prescribed by the Singapore Exchange Securities Trading Limited) for the purpose of determining the aggregate number of shares that may be issued under sub-paragraph (1) above, the percentage of issued share capital shall be based on the issued share capital of the Company at the time this Resolution is passed, after adjusting for:

(i) new shares arising from the conversion or exercise of any convertible securities or share options or vesting of share awards which are outstanding or subsisting at the time this Resolution is passed; and

(ii) any subsequent consolidation or subdivision of shares;

(3) in exercising the authority conferred by this Resolution, the Company shall comply with the provisions of the Listing Manual of the Singapore Exchange Securities Trading Limited for the time being in force (unless such compliance has been waived by the Singapore Exchange Securities Trading Limited) and the Articles of Association for the time being of the Company; and

(4) (unless revoked or varied by the Company in general meeting) the authority conferred by this Resolution shall continue in force until the conclusion of the next Annual General Meeting of the Company or the date by which the next Annual General Meeting of the Company is required by law to be held, whichever is the earlier.

8B That approval be and is hereby given to the Directors to:

(a) offer and grant options in accordance with the provisions of the CapitaLand Share Option Plan ("Share Option Plan") and/or to grant awards in accordance with the provisions of the CapitaLand Performance Share Plan ("Performance Share Plan") and/or the CapitaLand Restricted Stock Plan ("Restricted Stock Plan") (the Share Option Plan, the Performance Share Plan and the Restricted Stock Plan, together the "Share Plans"); and

(b) allot and issue from time to time such number of shares in the Company as may be required to be issued pursuant to the exercise of options under the Share Option Plan and/or such number of fully paid shares in the Company as may be required to be issued pursuant to the vesting of awards under the Performance Share Plan and/or the Restricted Stock Plan,

provided that the aggregate number of shares to be issued pursuant to the Share Plans shall not exceed fifteen per cent. (15%) of the issued share capital of the Company from time to time.

By Order of the Board

Tan Wah Nam
Company Secretary

Singapore
24 March 2005

Notes:

A member entitled to attend and vote at the meeting may appoint not more than two proxies to attend and vote in his stead. Where a member appoints more than one proxy, he shall specify the proportion of his shareholdings to be represented by each proxy. A proxy need not be a member of the Company. The instrument appointing a proxy must be deposited at the Registered Office of the Company at 168 Robinson Road #30-01, Capital Tower, Singapore 068912 not less than 48 hours before the time appointed for holding the meeting.

Additional information relating to the Notice of Annual General Meeting:

Resolution 8A is to empower the Directors to issue shares in the Company and to make or grant instruments (such as warrants or debentures) convertible into shares, and to issue shares in pursuance of such instruments, up to an amount not exceeding in total fifty per cent. (50%) of the issued share capital of the Company with a sub-limit of twenty per cent. (20%) for issues other than on a *pro rata* basis to shareholders. For the purpose of determining the aggregate number of shares that may be issued, the percentage of issued share capital will be calculated based on the issued share capital of the Company at the time that Resolution 8A is passed, after adjusting for new shares arising from the conversion or exercise of any convertible securities or share options or vesting of share awards which are outstanding or subsisting at the time that Resolution 8A is passed, and any subsequent consolidation or subdivision of shares.

Resolution 8B is to empower the Directors to offer and grant options and/or grant awards under the CapitaLand Share Option Plan, the CapitaLand Performance Share Plan and the CapitaLand Restricted Stock Plan, and to allot and issue shares pursuant to the exercise of such options and/or vesting of such awards, provided that the aggregate number of shares to be issued does not exceed fifteen per cent. (15%) of the issued share capital of the Company from time to time.

CAPITALAND LIMITED (REGN. NO.: 198900036N)

NOTICE OF BOOKS CLOSURE AND DIVIDEND PAYMENT DATE

NOTICE IS HEREBY GIVEN THAT the Transfer Books and Register of Members of the Company will be closed from 11 May 2005 to 13 May 2005 (both dates inclusive) for the purposes of determining shareholders' entitlements to the proposed first and final dividend of 5% (S$0.05) per share and special dividend of 1% (S$0.01) per share, less 20% income tax, for the financial year ended 31 December 2004.

Duly completed and stamped transfers in respect of shares not registered in the name of The Central Depository (Pte) Limited, together with all relevant documents of title thereto, received by the Company's Registrar, Lim Associates (Pte) Ltd, 10 Collyer Quay, #19-08 Ocean Building, Singapore 049315, up to 5.00 p.m. on 10 May 2005 will be registered before shareholders' entitlements to the proposed dividends are determined.

Shareholders (being depositors) whose securities accounts with The Central Depository (Pte) Limited are credited with shares as at 5.00 p.m. on 10 May 2005 will be entitled to the proposed dividends.

The proposed dividends, if approved by shareholders at the forthcoming Annual General Meeting to be held on 29 April 2005, will be paid on 25 May 2005.

By Order of the Board

Tan Wah Nam
Company Secretary
24 March 2005

CAPITALAND LIMITED (REGN. NO.: 198900036N)

ESTABLISHMENT OF INDIRECT WHOLLY-OWNED SUBSIDIARY, CAPITALAND RETAIL JAPAN INVESTMENTS PTE. LTD.

CapitaLand Limited ("CapitaLand") wishes to announce the establishment of the following indirect wholly-owned subsidiary incorporated in Singapore:-

Name	:	CapitaLand Retail Japan Investments Pte. Ltd. ("CRJIPL")
Principal Activity	:	Investment holding
Authorised Share Capital	:	S$100,000 divided into 100,000 ordinary shares of S$1 each
Issued and Paid-up Share Capital	:	S$1 comprising 1 ordinary share of S$1

CRJIPL is a wholly-owned subsidiary of CapitaLand Retail Limited, itself a wholly-owned subsidiary of CapitaLand.

By Order of the Board

Tan Wah Nam
Company Secretary
30 March 2005

CapitaMall
Trust

(Constituted in the Republic of Singapore pursuant to a trust deed dated 29 October 2001 (as amended))

ANNOUNCEMENT

APPOINTMENT OF DEPUTY CHIEF EXECUTIVE OFFICER

The Board of Directors of CapitaMall Trust Management Limited (the "Company") (as the manager of CapitaMall Trust) wishes to announce the appointment of Mr Lim Beng Chee as the Deputy Chief Executive Officer of the Company with effect from 30 March 2005.

By Order of the Board
CapitaMall Trust Management Limited
(Company registration no. 200106159R)
As manager of CapitaMall Trust

Michelle Koh
Company Secretary
30 March 2005

Raffles
HOLDINGS
A Member of CapitaLand

RAFFLES HOLDINGS LIMITED

(Incorporated in the Republic of Singapore)
(Company Registration No. 199506093G)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the 10th Annual General Meeting of Raffles Holdings Limited (the "Company") will be held at Canning Ballroom, Level 4, Raffles City Convention Centre, 2 Stamford Road, Singapore 178882, on Thursday, 28 April 2005 at 10.30 a.m. to transact the following business:

AS ORDINARY BUSINESS

1. To receive and adopt the Audited Accounts of the Company for the year ended 31 December 2004 together with the Reports of the Directors and the Auditors thereon.

2. To declare a First and Final Dividend of 6.25% (or 2 cents) per share, less Singapore tax, for the year ended 31 December 2004.

3. To re-elect the following Directors, each of whom retires by rotation pursuant to Article 91 of the Company's Articles of Association:

   a. Mr Liew Mun Leong
   b. Ms Chew Gek Khim
   c. Mr Lui Chong Chee
   d. Mr Tham Kui Seng

   Ms Chew Gek Khim is an independent member of the Audit Committee.

4. To re-elect Mr Tan Ngiap Joo, a Director who retires pursuant to Article 97 of the Company's Articles of Association.

5. To approve the payment of Directors' fees of $282,301 for the year ended 31 December 2004. (2003: $278,000)

6. To re-appoint Messrs PricewaterhouseCoopers as Auditors of the Company and to authorise the Directors to fix their remuneration.

7. To transact any other ordinary business which may be properly transacted at an Annual General Meeting of the Company.

AS SPECIAL BUSINESS

8. To consider and if thought fit, to pass with or without modifications, the following resolutions as Ordinary Resolutions:

8A. "That the Directors be and are hereby authorised to:

(a) (i) issue shares in the capital of the Company ("shares") whether by way of rights, bonus or otherwise; and/or

(ii) make or grant offers, agreements or options (collectively, "Instruments") that might or would require shares to be issued, including but not limited to the creation and issue of (as well as adjustments to) warrants, debentures or other instruments convertible into shares,

at any time and upon such terms and conditions and for such purposes and to such persons as the Directors may in their absolute discretion deem fit; and

(b) (notwithstanding the authority conferred by this Resolution may have ceased to be in force) issue shares in pursuance of any Instrument made or granted by the Directors while this Resolution was in force,

provided that:

(1) the aggregate number of shares to be issued pursuant to this Resolution (including shares to be issued in pursuance of Instruments made or granted pursuant to this Resolution) does not exceed 50% of the issued share capital of the Company (as calculated in accordance with sub-paragraph (2) below), of which the aggregate number of shares to be issued other than on a *pro-rata* basis to shareholders of the Company (including shares to be issued in pursuance of Instruments made or granted pursuant to this Resolution) does not exceed 20% of the issued share capital of the Company (as calculated in accordance with sub-paragraph (2) below);

(2) (subject to such manner of calculation as may be prescribed by the Singapore Exchange Securities Trading Limited ("SGX-ST")) for the purpose of determining the aggregate number of shares that may be issued under sub-paragraph (1) above, the percentage of issued share capital shall be based on the issued share capital of the Company at the time of the passing of this Resolution, after adjusting for:

(a) new shares arising from the conversion or exercise of any convertible securities or share options or vesting of share awards which are outstanding or subsisting at the time of the passing of this Resolution; and

(b) any subsequent consolidation or subdivision of shares;

(3) in exercising the authority conferred by this Resolution, the Company shall comply with the provisions of the Listing Manual of the SGX-ST for the time being in force (unless such compliance has been waived by the SGX-ST) and the Articles of Association for the time being of the Company; and

(4) (unless revoked or varied by the Company in general meeting) the authority conferred by this Resolution shall continue in force until the conclusion of the next Annual General Meeting of the Company or the date by which the next Annual General Meeting of the Company is required by law to be held, whichever is the earlier."

8B. "That the Directors be and are hereby authorised to:

(a) offer and grant options in accordance with the provisions of the Raffles Holdings Share Option Plan ("RHSOP"), and/or grant awards in accordance with the provisions of the Raffles Holdings Performance Share Plan ("RHPSP") and/or the Raffles Holdings Restricted Stock Plan ("RHRSP") respectively; and

(b) allot and issue from time to time such number of shares in the Company as may be required to be issued pursuant to the exercise of the options under the RHSOP and/or the vesting of awards under the RHPSP and/or the RHRSP respectively,

provided that the aggregate number of shares to be issued pursuant to the RHSOP, the RHPSP and the RHRSP shall not exceed 15% of the issued share capital of the Company from time to time."

8C. "That:

(a) approval be and is hereby given, for the purposes of Chapter 9 of the Listing Manual ("Chapter 9") of the SGX-ST, for the Company, its subsidiaries and associated companies that are considered to be "entities at risk" under Chapter 9, or any of them, to enter into any of the transactions falling within the types of Interested Person Transactions described in Appendix A of the Company's letter to shareholders dated 30 March 2005 (the "Letter"), with any party who is of the classes of Interested Persons described in Appendix A of the Letter, provided that such transactions are made on normal commercial terms and in accordance with the review procedures for Interested Person Transactions (the "Shareholders Mandate");

(b) such Shareholders Mandate shall, unless revoked or varied by the Company in general meeting, continue in force until the conclusion of the next Annual General Meeting of the Company; and

(c) the Directors of the Company be and are hereby authorised to complete and do all such acts and things (including executing all such documents as may be required) as they may consider expedient or necessary or in the interests of the Company to give effect to the Shareholders Mandate and/or this Resolution."

By Order of the Board

Emily Chin
Company Secretary

Singapore, 30 March 2005

Notes:

1. *A Member entitled to attend and vote at the Meeting is entitled to appoint a proxy to attend and vote in his/her stead. A proxy need not be a Member of the Company.*

2. *The instrument appointing a proxy must be deposited at the Registered Office of the Company at 2 Stamford Road #06-01, Raffles City Convention Centre, Singapore 178882 not less than forty-eight (48) hours before the time appointed for holding the Meeting.*

Additional information relating to the Notice of Annual General Meeting:

i. *The Ordinary Resolution proposed in item 8A above, if passed, will empower the Directors from the passing of this Resolution until the date of the next Annual General Meeting, to issue shares, make or grant instruments convertible into shares and to issue shares pursuant to such instruments, up to an amount not exceeding, in total, 50% of the issued share capital of the Company, of which up to 20% may be issued other than on a pro-rata basis to shareholders of the Company. For the purpose of determining the aggregate number of shares that may be issued, the percentage of issued share capital will be calculated based on the issued share capital of the Company at the time that the Resolution is passed, after adjusting for new shares arising from the conversion or exercise of any convertible securities or share options or vesting of share awards which are outstanding or subsisting at the time that the Resolution is passed, and any subsequent consolidation or subdivision of shares.*

ii. *The Ordinary Resolution proposed in item 8B above, if passed, will empower the Directors to offer and grant options, and/or grant awards under the RHSOP, the RHPSP and the RHRSP respectively, and to allot and issue shares in the Company pursuant to the exercise of the options and/or vesting of the awards, provided that the aggregate number of shares to be issued shall not exceed 15% of the issued share capital of the Company from time to time.*

iii. *The Ordinary Resolution proposed in item 8C above, if passed, will renew effective up to the next Annual General Meeting (unless earlier revoked or varied by the Company in general meeting) the Shareholders Mandate for the Company, its subsidiaries and associated companies that are considered "entities at risk" to enter in the ordinary course of business into certain types of transactions with specified classes of the Company's interested persons. The Shareholders Mandate, renewal of which was previously approved by shareholders at the 9th Annual General Meeting of the Company held on 15 April 2004, will be expiring at the forthcoming 10th Annual General Meeting. Particulars of the Shareholders Mandate, and the Audit Committee's confirmation (pursuant to Rule 920(1) of the Listing Manual) in respect of the proposed renewal of the Shareholders Mandate, are contained in the Company's letter to shareholders dated 30 March 2005.*

NOTICE IS HEREBY GIVEN that the Transfer Books and Register of Members of the Company will be closed on 10 May 2005 at 5.00 p.m. for the purposes of determining Shareholders' entitlement to the Company's proposed First and Final Dividend (the "Proposed Dividend"). Registrable transfers received by the Company's Share Registrar, Lim Associates (Pte) Ltd, 10 Collyer Quay #19-08 Ocean Building, Singapore 049315 up to 5.00 p.m. on 10 May 2005 will be registered to determine Shareholders' entitlement to the Proposed Dividend. Depositors whose Securities Accounts with the Central Depository (Pte) Limited ("CDP") are credited with Shares as at 5.00 p.m. on 10 May 2005 will be entitled to the Proposed Dividend.

The Proposed Dividend, if approved by Shareholders at the 10th Annual General Meeting of the Company, will be paid on 27 May 2005.

Interested Person Transactions Renewal Letter

Raffles
HOLDINGS
A Member of CapitaLand

RAFFLES HOLDINGS LIMITED
(Incorporated in the Republic of Singapore)
(Regn. No.: 199506093G)

Registered office
2 Stamford Road #06-01,
Raffles City Convention Centre,
Singapore 178882

To: The Shareholders of Raffles Holdings Limited
("Shareholders")

Dear Sir/Madam

Renewal of the Shareholders Mandate for Interested Person Transactions

We refer to item 8C of the Notice of the 10th Annual General Meeting ("10th AGM") of Raffles Holdings Limited (the "Company"). Item 8C is an Ordinary Resolution ("Resolution 8C") to be proposed at the 10th AGM for the renewal of the shareholders mandate for interested person transactions. The purpose of this letter is to provide Shareholders with information relating to Resolution 8C.

1. **Background**

At the 9th Annual General Meeting of the Company held on 15 April 2004 (the "9th AGM"), Shareholders had approved the renewal of a shareholders mandate for the purposes of Chapter 9 of the Listing Manual of the Singapore Exchange Securities Trading Limited for the Company, its subsidiaries and associated companies that are considered to be "entities at risk" within the meaning of Chapter 9 of the Listing Manual, or any of them, to enter in the ordinary course of business into any of the mandated transactions with specified classes of the Company's interested persons, provided that such transactions are made on normal commercial terms and in accordance with the review procedures for such transactions (the "Shareholders Mandate").

2. **Renewal of the Shareholders Mandate**

Under Chapter 9 of the Listing Manual, a general mandate for transactions with interested persons is subject to annual renewal. The Shareholders Mandate approved at the 9th AGM was expressed to continue in force until the next Annual General Meeting of the Company, being the 10th AGM, which is to be held on 28 April 2005. Accordingly, it is proposed that the Shareholders Mandate be renewed at the 10th AGM, to take effect until the conclusion of the next Annual General Meeting of the Company.

The types of transactions and the classes of interested persons in respect of which the Shareholders Mandate is sought to be renewed remain unchanged. An interested person included within the classes of interested persons to whom the Shareholders Mandate applies, namely, Singapore Technologies Pte Ltd ("STPL") has, however, ceased to be a controlling shareholder of the Company as of 31 December 2004. As the associates of STPL are also associates of its holding company, Temasek Holdings (Private) Limited ("Temasek"), and Temasek and its associates continue to be within the classes of interested persons to whom the Shareholders Mandate apply, the cessation of STPL as an interested person in respect of which the Shareholders Mandate is sought to be renewed will not alter the associates of STPL which are covered by the Shareholders Mandate, that is, companies in which Temasek and/or its group of companies, directly or indirectly, have an interest of 30% or more. The other specified class of interested persons covered by the Shareholders Mandate comprises CapitaLand Limited ("CapitaLand") and its associates. Particulars of the Shareholders Mandate, including the rationale for, the benefits to be derived by the Company, as well as the review procedures for determining transaction prices with the specified classes of interested persons, are set out in Appendix A of this letter.

General information on the listing rules relating to interested person transactions, including the meanings of terms such as "associate", "entity at risk", "interested person" and "interested person transaction" used in Chapter 9 of the Listing Manual, is set out in Appendix B of this letter.

3. Audit Committee's statement

The Audit Committee of the Company confirms that:

(a) the methods or procedures for determining the transaction prices under the Shareholders Mandate have not changed since the 9th AGM; and

(b) the methods or procedures referred to in (a) above are sufficient to ensure that the transactions will be carried out on normal commercial terms and will not be prejudicial to the interests of the Company and its minority Shareholders.

4. Directors' and substantial shareholders' interests

The interests of the Directors and substantial shareholders of the Company in the issued share capital of the Company can be found in the Company's Summary Report 2004 and Annual Report 2004.

5. Voting at the 10th AGM

Mr Liew Mun Leong, Mr Tham Kui Seng and Mr Lui Chong Chee who are directors and/or executive officers of CapitaLand, will abstain from voting their respective shareholdings (if any) on Resolution 8C relating to the renewal of the Shareholders Mandate at the forthcoming 10th AGM. CapitaLand and Temasek and their respective associates, being interested persons in relation to the proposed renewal of the Shareholders Mandate, will abstain from voting their respective shareholdings (if any) on Resolution 8C relating to the renewal of the Shareholders Mandate at the forthcoming 10th AGM.

6. Recommendation

The Directors who are considered independent for the purposes of the proposed renewal of the Shareholders Mandate are Mr Cheng Wai Keung, Ms Jennie Chua Kheng Yeng, Ms Chew Gek Khim, Mr Christopher Forbes, Mr Tan Ngiap Joo, Dr Loo Choon Yong, Mr Giam Chin Toon and Mr Aman Mehta. They are of the opinion that the entry into of the Interested Person Transactions (as described in paragraph 5 of Appendix A) between the EAR Group (as described in paragraph 1 of Appendix A) and the Interested Persons (as described in paragraph 4 of Appendix A) in the ordinary course of business will enhance the efficiency of the EAR Group and is in the best interests of the Company. For the reasons set out in paragraphs 1, 3 and 5 of Appendix A, they recommend that Shareholders vote in favour of Resolution 8C for the renewal of the Shareholders Mandate at the forthcoming 10th AGM.

7. Responsibility statement

The Directors collectively and individually accept responsibility for the accuracy of the information given in this letter and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, the facts stated and opinions expressed in this letter are fair and accurate and that there are no material facts the omission of which would make any statement in this letter misleading.

The Singapore Exchange Securities Trading Limited assumes no responsibility for the correctness of any of the statements made or opinions expressed in this letter.

Shareholders who are in any doubt as to the action they should take, should consult their stockbrokers or other professional advisers immediately.

Yours faithfully
RAFFLES HOLDINGS LIMITED

Cheng Wai Keung
Chairman

30 March 2005
Singapore

SHAREHOLDERS MANDATE FOR INTERESTED PERSON TRANSACTIONS

1. Introduction

Due to the diverse business interests and activities of the Company's interested persons, it is envisaged that in the ordinary course of their businesses, transactions by the Company, its subsidiaries and associated companies with the Company's interested persons are likely to occur with some degree of frequency, and may arise at any time. Such transactions would include, but are not limited to, the provision of goods and services in the ordinary course of business to the Company's interested persons or the obtaining of goods and services from them for day-to-day operational needs.

Rationale for the Shareholders Mandate

In view of the time-sensitive and recurrent nature of commercial transactions, the obtaining of a shareholders mandate (the "**Shareholders Mandate**") pursuant to Chapter 9 of the Listing Manual of the Singapore Exchange Securities Trading Limited will enable the Company, its subsidiaries and associated companies which are considered to be "entities at risk" within the meaning of Chapter 9 of the Listing Manual (together, the "**EAR Group**"), or any of them, in the ordinary course of their businesses, to enter into the categories of transactions set out in Paragraph 5 below (the "**Interested Person Transactions**"), with the classes of the Company's interested persons specified in Paragraph 4 below (the "**Interested Persons**"), provided that such Interested Person Transactions are made on normal commercial terms, and are not prejudicial to the interests of the Company and its minority Shareholders.

Scope of the Shareholders Mandate

The Shareholders Mandate will cover a wide range of transactions arising in the normal course of business operations of the EAR Group, in particular, those relating to its principal activities of investment holding, development and management of hotels and resorts, and those relating to its ancillary activities including the management and operation of spas and food and beverage outlets and training institutions.

The Shareholders Mandate will not cover any transaction by a company in the EAR Group with an Interested Person that is below $100,000 in value, as Chapter 9 of the Listing Manual provides that any such transaction is to be ignored.

Transactions by the EAR Group with Interested Persons that do not fall within the ambit of the Shareholders Mandate will be subject to the relevant provisions of Chapter 9 of the Listing Manual and/or other applicable provisions of the Listing Manual.

2. Validity period

The Shareholders Mandate will take effect from the passing of the Ordinary Resolution relating thereto and will continue in force until the conclusion of the next Annual General Meeting of the Company (unless sooner revoked or varied by the Company in general meeting). Approval from Shareholders will be sought for the renewal of the Shareholders Mandate at the next Annual General Meeting and at each subsequent Annual General Meeting of the Company, subject to satisfactory review by the Audit Committee of the Company ("**Audit Committee**") of its continued application to the Interested Person Transactions.

3. Benefit to Shareholders

The obtaining of the Shareholders Mandate (and its subsequent renewal on an annual basis) will enhance the ability of the EAR Group to pursue business opportunities that are time-sensitive in nature, and will eliminate the need (pursuant to materiality thresholds imposed under Chapter 9 of the Listing Manual) for the Company to announce such transactions, or, to announce and convene separate general meetings as and when potential transactions with the specified classes of Interested Persons arise to seek Shareholders' prior approval for the entry by the relevant company in the EAR Group into such transactions. This will substantially reduce the expenses associated with the convening of general meetings on an *ad hoc* basis, improve administrative efficacy considerably, and allow manpower resources and time to be channelled toward attaining other corporate objectives.

4. Classes of Interested Persons

The Shareholders Mandate will apply to the Interested Person Transactions (described in Paragraph 5 below) that are carried out with the following classes of Interested Persons:

(a) CapitaLand Limited and its associates (the "**CapitaLand Group**"); and

(b) Temasek Holdings (Private) Limited and its associates (excluding the CapitaLand Group).

5. Categories of Interested Person Transactions

The Interested Person Transactions with the Interested Persons (as described in Paragraph 4 above) that will be covered by the Shareholders Mandate and the benefits to be derived are set out below.

(a) <u>General Transactions</u>

This category relates to general transactions ("**General Transactions**") by the EAR Group relating to the provision to, or obtaining from, Interested Persons of products and services in the ordinary course of the business of the EAR Group. The transactions for the supply of products and/or services to/from Interested Persons are as follows:

(i) provision or obtaining of hotel, resort, spa and hospitality services and facilities (including guest rooms, function rooms, and food and beverage services);

(ii) provision or obtaining of hotel, resort, spa management services;

(iii) provision or obtaining of hospitality training/spa services and education, skills training/spa consultancy;

(iv) provision or obtaining of training/spa facilities and equipment;

(v) provision or obtaining of club (including spa) memberships;

(vi) provision of e-procurement services;

(vii) leasing and/or rental of properties (including renewals or revisions of rental or rebates);

(viii) provision or obtaining of travel related services (including airline tickets and participation in airlines' guest loyalty programmes);

(ix) provision or obtaining of advertising, promotional, marketing, sales and media agency services;

(x) securing of or award of contracts to main contractors and nominated sub-contractors and consultants for projects relating to hotels, resorts, spas and hospitality facilities, food and beverage outlets and retail outlets;

(xi) provision or obtaining of project management, turnkey contracting, construction, engineering and technical services relating to hotels, resorts, spas and hospitality facilities, food and beverage outlets and retail outlets;

(xii) provision or obtaining of design consultancy services (including architectural structural, mechanical, civil, electrical and land and quantity surveying services) relating to hotels, resorts, spas and hospitality facilities, food and beverage outlets and retail outlets;

(xiii) provision or obtaining of property-linked services (such as property and rental valuation services, property agency and marketing services, building maintenance services, property and estate management services, landscaping services, security services, property management services and property consultancy services);

(xiv) provision or obtaining of human resource consultancy, stocks and benefits administration, payroll processing and services and recruitment services;

(xv) provision or obtaining of telecommunication, telephony and related services;

(xvi) obtaining of medical and related services;

(xvii) provision or obtaining of serviced apartment management services;

(xviii) provision or obtaining of building materials, furniture and fittings;

(xix) provision or obtaining of general supplies, merchandise and equipment (such as groceries, food products and equipment, office supplies, consumer products, exercise machines and spa products and equipment);

(xx) provision or obtaining of information technology products, equipment and services (including data, programming, development, and maintenance and repair services);

(xxi) provision or obtaining of logistics services (including inventory, freight forwarding, packing, storage and warehousing services);

(xxii) provision or obtaining of insurance and insurance related services;

(xxiii) provision or obtaining of renovation, general cleaning and waste disposal services; and

(xxiv) provision or obtaining of such other products and/or services which are incidental to or in connection with the provision or obtaining of products and/or services in sub-paragraphs (i) to (xxiii) above.

The inclusion of the above category of transactions within the ambit of the Shareholders Mandate will facilitate the entry into such transactions by the EAR Group with Interested Persons that arise in the ordinary course of business of the EAR Group in a more expeditious manner. In addition to transacting with non-Interested Persons, the EAR Group will also benefit from having access to competitive quotes from or transacting with Interested Persons.

(b) Corporate Support Transactions

This category ("**Corporate Support Transactions**") relates to corporate management and support services. The EAR Group may, from time to time, receive corporate management and support services from, or provide corporate management and support services to, its Interested Persons in the areas of corporate finance, investment review and management, risk review and management, strategic business evaluation, treasury and accounting advisory services, corporate planning and business development, management information systems, information technology management and development, human resource and executive compensation, legal and corporate secretarial/administration, corporate communications and investor relations, internal audit, and staff secondments.

By having access to, and providing, such management and support, the EAR Group will derive operational and financial leverage in its dealings with third parties as well as benefits from the global network of its Interested Persons. Through such support and services, the EAR Group would also enjoy sharing of resources and economies of scale, and eliminate duplication of efforts.

(c) Treasury Transactions

Treasury transactions ("**Treasury Transactions**") comprise:

(i) the placement of funds with any Interested Person;

(ii) the borrowing of funds from any Interested Person;

(iii) the entry into with any Interested Person of forex, swap and option transactions for hedging purposes; and

(iv) the subscription of debt securities issued by any Interested Person and the issue of debt securities to any Interested Person and the buying from, or the selling to, any Interested Person of debt securities.

The EAR Group can benefit from obtaining competitive rates or quotes from Interested Persons in an expedient manner in addition to third party financial institutions. By transacting directly with an Interested Person, the EAR Group may also eliminate margins which third party intermediaries might ordinarily be expected to earn.

6. Review Procedures for Interested Person Transactions

The EAR Group has internal control systems to ensure that transactions with interested persons of the Company (including the Interested Persons) are undertaken at arm's length and on commercial terms, and will not be prejudicial to the interests of Shareholders.

(a) General Transactions

In general, there are procedures established by the EAR Group to ensure that General Transactions with Interested Persons are undertaken on an arm's length basis consistent with the EAR Group's usual business practices and policies, which are no more favourable to the Interested Person than those extended to third parties. They include the following:

(i) In relation to any transaction proposed to be carried out with an Interested Person for the obtaining or provision of services or products, such transactions shall be made at the prevailing rates/prices of the service or product provider which (in relation to services or products to be provided to an Interested Person) are no more favourable to the Interested Person than those extended to third parties, or (in relation to services or products to be obtained from an Interested Person) no less favourable than those extended by the Interested Person to third parties, on the service or product provider's usual commercial terms or otherwise in accordance (where applicable) with industry norms.

As a basis for comparison to determine whether the price and terms offered to the Interested Person are no more favourable than those extended to third parties, contracts for the same or substantially the same types of transactions entered into by the EAR Group with third parties will be used. Where it is not possible for such contracts to be obtained (for instance, if there are no third party purchasers or customers for similar products or services, or if the product is a proprietary item), the terms of supply will (where applicable) be in accordance with industry norms, and at rates or prices consistent with the EAR Group's usual margins.

As a basis of comparison to determine whether the terms offered by the Interested Person are fair and reasonable (taking into account, where relevant, factors such as pricing, delivery schedule, rebates or discounts accorded for bulk purchases), quotes will be obtained wherever possible from third party suppliers, for the same or substantially similar quantities and quality of products and/or services. Where it is impractical or not possible for such quotes to be obtained (for instance, if there are no third party vendors or suppliers of similar products or services, or if the product is a proprietary item), the EAR Group will satisfy itself that the terms of supply will (where applicable) be in accordance with industry norms, and/or the rates or prices of supply accorded to the EAR Group are fair and reasonable.

(ii) In addition, the Company will monitor the General Transactions entered into by the EAR Group as follows:

(aa) a Category 1 transaction is one where the value thereof is in excess of $1,000,000; and

(bb) a Category 2 transaction is one where the value is below or equal to $1,000,000.

Category 1 transactions must be approved by the Audit Committee prior to their entry.

Category 2 transactions must be approved by the Chief Executive Officer/President of the Company (or other senior executive designated in his place) prior to their entry, and tabled to the Audit Committee for information on a quarterly basis.

(b) Corporate Support Transactions

The EAR Group will satisfy itself that the actual costs for any Corporate Support Transactions provided by, or to, any Interested Person shall be on an arm's length and normal commercial basis, and in accordance with any formula for such cost recovery agreed with such Interested Person. A transaction exceeding $500,000 in value must be approved by the Audit Committee prior to its entry, and any transaction which is equal to or less than $500,000 in value must be approved by the Chief Executive Officer/President of the Company (or other senior executive designated in his place) prior to its entry, and tabled to the Audit Committee for information on a quarterly basis.

(c) Treasury Transactions

The EAR Group will implement the following procedures with respect to Treasury Transactions:

(i) Placements

In relation to the placement with any Interested Person by the EAR Group of its funds, the Company will require that quotations shall be obtained from such Interested Person and at least two banks for rates of deposits with such banks of an equivalent amount, and for the equivalent period, of the funds to be placed by the EAR Group. The EAR Group will only place funds with such Interested Person provided that the terms quoted are no less favourable than the terms quoted by such banks.

(ii) Borrowings

In relation to the borrowing of funds from any Interested Person by the EAR Group, the Company will require that quotations shall be obtained from such Interested Person and at least two banks for loans from such banks of an equivalent amount, and for the equivalent period, of the funds to be borrowed. The EAR Group will only borrow funds from such Interested Person provided that the terms quoted are no less favourable than the terms quoted by such banks.

(iii) Forex, Swaps and Options

In relation to forex, swap and option transactions with any Interested Person by the EAR Group, the Company will require that rate quotations shall be obtained from such Interested Person and at least two banks. The EAR Group will only enter into the forex, swap or option transactions with such Interested Person provided that the rates quoted are no less favourable than the rates quoted by such banks.

(iv) Debt Securities

In relation to the subscription of debt securities issued by, or the purchase of debt securities from, Interested Persons, the EAR Group will only enter into the subscription or purchase of such debt securities provided that the price(s) at which the EAR Group subscribes for or purchases such debt securities will not be higher than the price(s) at which such debt securities are subscribed for or purchased by third parties.

In relation to the issue or sale to Interested Persons of debt securities, the EAR Group will only issue or sell such debt securities to Interested Persons provided that the price(s) at which the EAR Group issues or sells such debt securities will not be lower than the price(s) at which such debt securities are issued or sold to third parties.

In addition, the Company will monitor Treasury Transactions entered into by the EAR Group as follows:

Placements and Debt Securities

Where the aggregate value of funds placed with, and debt securities subscribed which are issued by, and debt securities which are purchased from, or are issued or sold to, the same Interested Person (as such term is construed under Chapter 9 of the Listing Manual) shall at any time exceed an amount equivalent to 5% of the Company's latest audited net tangible assets ("**NTA**"), each subsequent placement of funds with, or subscription of debt securities issued by, purchase of debt securities from, and issue or sale of debt securities to, the same Interested Person shall require the prior approval of the Audit Committee.

Placements of funds with, subscription of debt securities issued by, purchase of debt securities from, and issue or sale of debt securities to, the same Interested Person which do not in the aggregate exceed the limit set out above will not require the prior approval of the Audit Committee but shall be tabled to the Audit Committee for inspection on a quarterly basis.

Forex, Swaps and Options

Where the aggregate of the principal amount of all forex, swap and option transactions entered into with the same Interested Person (as such term is construed under Chapter 9 of the Listing Manual) exceeds at any one time the equivalent of 5% of the Company's latest audited NTA, each subsequent forex, swap and option transaction entered into with the same Interested Person shall require the prior approval of the Audit Committee.

Entry into of forex, swap and option transactions with the same Interested Person where the principal amount thereof does not in the aggregate exceed the limit set out above will not require the prior approval of the Audit Committee but shall be tabled to the Audit Committee for inspection on a quarterly basis.

(d) Internal Audit Function

The Company will maintain a register of Interested Person Transactions carried out with Interested Persons (recording the basis, including the quotations obtained to support such basis, on which they are entered into), and the Company's annual internal audit plan will incorporate a review of all Interested Person Transactions entered into in the relevant financial year pursuant to the Shareholders Mandate.

The Audit Committee will review the internal audit reports on Interested Person Transactions to ascertain that the guidelines and review procedures for Interested Person Transactions have been complied with.

If during the periodic reviews by the Audit Committee, the Audit Committee is of the view that the guidelines and review procedures for Interested Person Transactions have become inappropriate or insufficient in the event of changes to the nature of, or manner in which, the business activities of the EAR Group or the Interested Persons are conducted, the Company will revert to Shareholders for a fresh shareholders mandate based on new guidelines and review procedures so that Interested Person Transactions will be carried out on normal commercial terms and will not be prejudicial to the interests of the Company and the minority Shareholders.

7. Disclosures

In accordance with Chapter 9 of the Listing Manual, (a) the Company will disclose in the Company's Annual Report the aggregate value of transactions conducted with Interested Persons pursuant to the Shareholders Mandate during the financial year (as well as in the Annual Reports for subsequent financial years that the Shareholders Mandate continues in force), and (b) the Company will announce the aggregate value of transactions conducted pursuant to the Shareholders Mandate for the financial periods that it is required to report on pursuant to Rule 705 of the Listing Manual (which relates to quarterly reporting by listed companies) within the time required for the announcement of such report.

GENERAL INFORMATION RELATING TO CHAPTER 9 OF THE LISTING MANUAL

Chapter 9 of the Listing Manual of the Singapore Exchange Securities Trading Limited (**"SGX-ST"**) governs transactions between a listed company, as well as transactions by its subsidiaries and associated companies that are considered to be "at risk", with the listed company's interested persons.

Except for any transaction which is below $100,000 in value and certain transactions which, by reason of the nature of such transactions, are not considered to put the listed company at risk to its interested person and hence are excluded from the ambit of Chapter 9 of the Listing Manual, when this Chapter applies to a transaction and the value of the transaction alone or on aggregation with other transactions conducted with the interested person during the financial year reaches or exceeds certain materiality thresholds (which are based on the listed company's latest consolidated net tangible assets (**"NTA"**)), the listed company is required to make an immediate announcement, or to make an immediate announcement and seek its shareholders' approval for the transaction. In particular, shareholders' approval is required for an interested person transaction of a value equal to, or exceeding:

(a) 5% of the listed company's latest audited consolidated NTA(Note); or

(b) 5% of the listed company's latest audited consolidated NTA, when aggregated with the values of all other transactions entered into with the same interested person (as such term is construed under Chapter 9 of the Listing Manual) during the same financial year.

Chapter 9 of the Listing Manual, however, allows a listed company to seek a mandate from its shareholders for recurrent transactions of a revenue or trading nature or those necessary for its day-to-day operations such as the purchase and sale of supplies and materials (but not for the purchase or sale of assets, undertakings or businesses) which may be carried out with the listed company's interested persons. A general mandate is subject to annual renewal.

For the purposes of Chapter 9 of the Listing Manual:

- an "**entity at risk**" means:
  - (i) the listed company;
  - (ii) a subsidiary of the listed company that is not listed on the SGX-ST or an approved exchange;
  - (iii) an associated company of the listed company that is not listed on the SGX-ST or an approved exchange, provided that the listed company and/or its subsidiaries (the "**listed group**"), or the listed group and its interested person(s), has control over the associated company;
- an "**interested person**" means a director, chief executive officer or controlling shareholder of the listed company or an associate of such director, chief executive officer or controlling shareholder;

(Note)

Based on the audited consolidated accounts of Raffles Holdings Limited (the "Company") and its subsidiaries (the "Group") for the financial year ended 31 December 2004, the NTA of the Group was $1,545,610,000. Accordingly, in relation to the Company, for the purpose of Chapter 9 of the Listing Manual, in the current financial year and until the audited consolidated accounts of the Group are published for the financial year ended 31 December 2005, 5% of the Company's latest consolidated NTA would be $77,280,500.

- an "**associate**" in relation to an interested person who is a director, chief executive officer or controlling shareholders includes an immediate family member (that is, the spouse, child, adopted child, step-child, sibling or parent) of such director, chief executive officer or controlling shareholder, the trustees of any trust of which the director/his immediate family, the chief executive officer/his immediate family or the controlling shareholder/his immediate family is a beneficiary, or in the case of a discretionary trust, is a discretionary object, and any company in which the director/his immediate family, the chief executive officer/his immediate family or the controlling shareholder/his immediate family has or have an aggregate interest (directly or indirectly) of 30% or more, and, where a controlling shareholder is a corporation, its subsidiary or holding company or fellow subsidiary or a company in which it and/or they have (directly or indirectly) an interest of 30% or more;

- an "**approved exchange**" means a stock exchange that has rules which safeguard the interests of shareholders against interested person transactions according to similar principles as Chapter 9;

- an "**interested person transaction**" means a transaction between an entity at risk and an interested person; and

- a "**transaction**" includes the provision or receipt of financial assistance; the acquisition, disposal or leasing of assets; the provision or receipt of services; the issuance or subscription of securities; the granting of or being granted options; and the establishment of joint ventures or joint investments, whether or not entered into in the ordinary course of business, and whether entered into directly or indirectly.

CAPITALAND LIMITED (REGN. NO.: 198900036N)

INCORPORATION OF A NEW SUBSIDIARY, PREMAS (MIDDLE EAST) PTE. LTD.

Further to the announcement made on 30 January 2004 relating to the joint venture between its indirect wholly-owned subsidiary, PREMAS Investments Pte Ltd ("PREMAS Investments"), and Tricon Global General Contracting and Maintenance ("Tricon") in the United Arab Emirates, other Gulf Cooperation Council States and Turkey ("Territory"), the Board of Directors of CapitaLand Limited wishes to announce that PREMAS Investments has entered into a joint venture agreement with its existing joint venture partner, Tricon, to establish PREMAS (Middle East) Pte. Ltd. ("JVC"), a limited liability company to be incorporated in Singapore. The JVC shall be capitalised at S$50,000 to be held in equal shares by both Tricon and PREMAS Investments.

The JVC shall serve as a vehicle to further extend its integrated facility management business with Tricon in the Territory by providing a platform to manage new facility management assignments in the Middle East.

By Order of the Board

Tan Wah Nam
Company Secretary
31 March 2005